UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE YEARS ENDED

DECEMBER 31, 2016 AND 2015

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese.  In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

Independent Auditors’ Report

To United Microelectronics Corporation

Opinion

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2016 and 2015, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”).

In our opinion, based on our audits and the reports of other auditors (please refer to the Other Matter – Making Reference to the Audits of Component Auditors section of our report), the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2015, and its consolidated financial performance and cash flows for the years ended December 31, 2016 and 2015, in conformity with the requirements of the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards, International Accounting Standards, Interpretations developed by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee as endorsed by Financial Supervisory Commission of the Republic of China.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China.  Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report.  We are independent of the Company in accordance with the Norm of Professional Ethics for Certified Public Accountant of the Republic of China (the “Norm”), and we have fulfilled our other ethical responsibilities in accordance with the Norm.  Based on our audits and the reports of other auditors, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of 2016 consolidated financial statements.  These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.  Revenue Recognition

Net sales recognized by the Company amounted to NT$142,817 million for the year ended December 31, 2016.  The Company provides comprehensive wafer fabrication services and ships wafers mainly under the trade term, Free Carrier (“FCA”), through which the title and risk of loss for the wafers are transferred to the customers upon delivery to carriers approved by the customers.  However, there remains a risk of sales being recorded in an inappropriate period before the risks and rewards have been transferred to the customers where physical deliveries have not been fulfilled.  Therefore, we considered this a key audit matter.

Our audit procedures included, but not limited to, assessing the appropriateness of the accounting policy of revenue recognition; evaluating and testing the design and operating effectiveness of internal controls around revenue recognition; selecting samples to perform tests of details and reviewing significant terms and condition of contracts to verify the occurrence of transactions and reasonableness of the timing of revenue recognition; confirming significant trade terms; performing cut-off testing by selecting a sample of transactions from either side of year-end and vouching them to supporting evidences to ensure the reasonableness of revenue cut-off; reviewing significant subsequent sales returns and discounts to verify the occurrence of sales transactions recorded before the balance sheet date; and executing tests of journal entries prepared by management and reviewing manual sales journal entries to validate the consistency with the substance of transactions.

We also assessed the adequacy of disclosures of operating revenues.  Please refer to Note 6 to the Company’s consolidated financial statements.

2.  Valuation for slow-moving inventories

As of December 31, 2016, the Company’s net inventories amounted to NT$16,998 million.  As the semiconductor industry is characterized by rapid changes in technology, management has to evaluate loss due to write-downs of slow moving inventories to their net realizable values. Considering the amount of inventories was significant and the identification of slow-moving inventories and the assessment of the amount of inventory write-downs require significant management judgement, we determined this a key audit matter.

Our audit procedures included, but not limited to, evaluating and testing the design and operating effectiveness of internal controls around slow-moving inventories, including the methodologies and assumptions used; testing key assumptions relating to the valuation of write-downs from slow-moving inventories, including performing a retrospective evaluation of  the reasonableness of reserve ratio determined by management; testing the operating effectiveness of application controls in relation to the calculation of inventory aging; and comparing actual results to the estimate made in the prior year to determine the reasonableness of management’s estimates of slow-moving inventories.

We also assessed the adequacy of disclosures of inventories.  Please refer to Notes 5 and 6 to the Company’s consolidated financial statements.

3.  Valuation of financial assets in Level 3 fair value measurement

The Company invested in financial assets, of which NT$9,834 million was classified as Level 3 (as significant pricing inputs to them are unobservable), mainly comprised of common stocks of unlisted companies.  Considering valuation of these Level 3 investments involved application of different valuation techniques and judgment in relation to various assumptions, such as discounts for lack of marketability and a selection of comparable listed companies, etc., which have significant impact on the estimates of fair value of financial assets, we considered this a key audit matter.

Our audit procedures included, but not limited to, evaluating and testing the design and operating effectiveness of internal controls around valuation of financial assets, including management’s decision and approval of the methods and assumptions used in the valuation model; reassessing the reasonableness of the selection of comparable entities and discounts for lack of marketability for individual investments with the assistance of our internal valuation specialists on a sample basis; assessing whether the valuations performed by management were within a reasonable range compared to the valuations performed by our internal valuation specialists; and validating the accuracy of inputs of financial information of the selected comparable entities by benchmarking them with public information.

We also assessed the adequacy of disclosures of financial assets.  Please refer to Notes 5 and 12 to the Company’s consolidated financial statements.

Other Matter – Making Reference to the Audits of Component Auditors

We did not audit the financial statements of certain associates and joint ventures accounted for under the equity method whose statements are based solely on the reports of other auditors.  These associates and joint ventures under equity method amounted to NT$6,357 million and NT$4,142 million, representing 1.64% and 1.23% of consolidated total assets as of December 31, 2016 and 2015, respectively.  The related shares of profits from the associates and joint ventures under the equity method amounted to NT$258 million and NT$152 million, representing 5.32% and 1.11% of the consolidated income before tax for the years ended December 31 2016 and 2015, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures under the equity method amounted to NT$(337) million and NT$(803) million, representing 7.72% and 44.77% of the consolidated other comprehensive income (loss) for the years ended December 31, 2016 and 2015, respectively.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the requirements of the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards, International Accounting Standards, Interpretations developed by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee as endorsed by Financial Supervisory Commission of the Republic of China and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the ability to continue as a going concern of the Company, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including audit committee or supervisors, are responsible for overseeing the financial reporting process of the Company.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.  Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists.  Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit.  We also:

1.    Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.    Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company.

3.    Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.    Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability to continue as a going concern of the Company.  If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion.  Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report.  However, future events or conditions may cause the Company to cease to continue as a going concern.

5.    Evaluate the overall presentation, structure and content of the consolidated financial statements, including the accompanying notes, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.    Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements.  We are responsible for the direction, supervision and performance of the group audit.  We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of 2016 consolidated financial statements and are therefore the key audit matters.  We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

We have audited and expressed an unqualified opinion on the parent company only financial statements of the Company as of and for the years ended December 31, 2016 and 2015.

Kuo, Shao-Pin

Song, Meng-Lin

Ernst & Young, Taiwan

February 22, 2017

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2016 and 2015
(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,
Assets	Notes	2016	2015
Current assets
Cash and cash equivalents	4, 6(1)	$ 57,578,981	$ 53,290,433
Financial assets at fair value through profit or loss, current	4, 5, 6(2), 12(7)	714,169	664,918
Notes receivable	4	8,029	58,588
Accounts receivable, net	4, 6(3)	22,901,461	19,059,774
Accounts receivable-related parties, net	4, 7	136,910	213,460
Other receivables	4	918,652	632,885
Current tax assets	4	38,022	24,335
Inventories, net	4, 5, 6(4)	16,997,815	17,641,385
Prepayments		10,851,786	2,164,296
Other current assets		323,769	1,066,447
Total current assets		110,469,594	94,816,521

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2), 12(7)	214,735	81,933
Available-for-sale financial assets, noncurrent	4, 5, 6(5), 7, 12(7)	20,415,541	23,800,686
Financial assets measured at cost, noncurrent	4, 6(6)	2,760,615	3,888,309
Investments accounted for under the equity method	4, 6(7)	11,375,608	12,379,859
Property, plant and equipment	4, 5, 6(8), 8	224,983,404	186,433,395
Intangible assets	4, 6(9), 7	4,088,303	4,504,088
Deferred tax assets	4, 5, 6(23)	4,981,169	2,294,935
Prepayment for equipment		1,178,736	2,333,981
Refundable deposits	8	2,203,658	2,638,788
Other noncurrent assets-others		3,983,819	4,194,315
Total non-current assets		276,185,588	242,550,289

Total assets		$ 386,655,182	$ 337,366,810

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2016 and 2015
(Expressed in Thousands of New Taiwan Dollars)
		As of December 31,
Liabilities and Equity	Notes	2016	2015
Current liabilities
Short-term loans	6(10)	$ 20,550,801	$ 5,505,049
Financial liabilities at fair value through profit or loss, current	4, 5, 6(11), 12(7)	60,855	999
Notes and accounts payable		6,854,849	5,954,249
Other payables		12,400,450	12,522,765
Payables on equipment		15,036,892	14,657,626
Current tax liabilities	4	3,183,886	1,996,006
Current portion of long-term liabilities	4, 6(12), 6(13), 8	10,500,929	6,601,721
Other current liabilities	6(15)	3,389,800	1,007,103
Total current liabilities		71,978,462	48,245,518

Non-current liabilities
Bonds payable	4, 6(12)	34,481,505	41,636,670
Long-term loans	6(13), 8	26,247,187	5,887,737
Deferred tax liabilities	4, 5, 6(23)	1,842,272	1,674,432
Net defined benefit liabilities, noncurrent	4, 5, 6(14)	3,968,894	3,890,801
Guarantee deposits		491,089	509,708
Other noncurrent liabilities-others	4, 6(15), 9(5)	28,904,149	6,704,541
Total non-current liabilities		95,935,096	60,303,889

Total liabilities		167,913,558	108,549,407

Equity attributable to the parent company
Capital	4, 6(16), 6(17)
Common stock		126,243,187	127,581,329
Additional paid-in capital	4, 6(12), 6(16), 6(17)
Premiums		36,862,383	37,253,121
Treasury stock transactions		1,744,988	1,509,386
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		707,386	705,819
Share of changes in net assets of associates and joint ventures accounted for using equity method		110,214	109,365
Stock options		1,572,121	1,572,121
Other		-	501,757
Retained earnings	6(16)
Legal reserve		9,070,841	7,725,978
Unappropriated earnings		38,584,335	42,981,664
Other components of equity	4
Exchange differences on translation of foreign operations		63,437	1,978,583
Unrealized gains or losses on available-for-sale financial assets		6,340,040	8,696,821
Treasury stock	4, 6(16)	(4,719,037)	(3,825,606)
Total equity attributable to the parent company		216,579,895	226,790,338

Non-controlling interests	6(16)	2,161,729	2,027,065
Total equity		218,741,624	228,817,403

Total liabilities and equity		$ 386,655,182	$ 337,366,810

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2016 and 2015
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2016	2015
Operating revenues	4, 6(18), 7, 14
Sales revenues		$ 145,824,921	$ 142,693,216
Less: Sales returns and discounts		(3,008,002)	(2,052,478)
Net sales		142,816,919	140,640,738
Other operating revenues		5,053,205	4,189,683
Net operating revenues		147,870,124	144,830,421
Operating costs	4, 6(4), 6(14), 6(17), 6(19), 14
Costs of goods sold		(114,527,070)	(109,782,054)
Other operating costs		(2,963,624)	(3,279,840)
Operating costs		(117,490,694)	(113,061,894)
Gross profit		30,379,430	31,768,527
Operating expenses	4, 6(14), 6(17), 6(19), 7, 14
Sales and marketing expenses		(4,589,563)	(4,064,053)
General and administrative expenses		(5,800,810)	(3,730,259)
Research and development expenses		(13,532,356)	(12,174,824)
Subtotal		(23,922,729)	(19,969,136)
Net other operating income and expenses	4, 6(8), 6(15), 6(20), 14	(263,125)	(963,734)
Operating income		6,193,576	10,835,657
Non-operating income and expenses
Other income	4, 6(21)	899,983	1,048,942
Other gains and losses	4, 6(21), 6(25), 7, 14	859,400	1,912,643
Finance costs	6(8), 6(21)	(1,414,303)	(523,865)
Share of profit or loss of associates and joint ventures	4, 6(7), 14	(190,114)	69,457
Exchange gain, net	4, 12	-	369,311
Exchange loss, net	4, 12	(1,501,904)	-
Subtotal		(1,346,938)	2,876,488
Income from continuing operations before income tax		4,846,638	13,712,145
Income tax expense	4, 5, 6(23), 14	(983,563)	(876,494)
Net income		3,863,075	12,835,651
Other comprehensive income (loss)	6(22)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	6(14)	(75,893)	(40,200)
Share of remeasurements of defined benefit plans of associates and joint ventures		2,459	(1,831)
Income tax related to items that will not be reclassified	4, 5, 6(23)	12,899	6,809
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(1,815,947)	2,784,800
Unrealized gain (loss) on available-for-sale financial assets		(1,969,636)	(3,760,207)
Share of other comprehensive income (loss) of associates and joint ventures	4, 6(7)	(505,189)	(730,454)
Income tax related to items that may be reclassified subsequently	4, 5, 6(23)	(13,473)	(53,561)
Total other comprehensive income (loss), net of tax		(4,364,780)	(1,794,644)
Total comprehensive income (loss)		$ (501,705)	$ 11,041,007

Net income attributable to:
Stockholders of the parent		$ 8,315,660	$ 13,448,624
Non-controlling interests		(4,452,585)	(612,973)
		$ 3,863,075	$ 12,835,651

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ 3,983,198	$ 11,716,094
Non-controlling interests		(4,484,903)	(675,087)
		$ (501,705)	$ 11,041,007

Earnings per share (NTD)	4, 6(24)
Earnings per share-basic		$ 0.68	$ 1.08
Earnings per share-diluted		$ 0.63	$ 1.02

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2016 and 2015
(Expressed in Thousands of New Taiwan Dollars)

Equity Attributable to the Parent Company
		Capital			Retained Earnings		Other Components of Equity
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available-for-Sale Financial Assets	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2015	6(16)	$ 127,252,078	$ 50,970	$ 39,447,879	$ 6,511,844	$ 37,827,179	$ (899,979)	$ 13,272,691	$ (2,303,609)	$ 221,159,053	$ 3,849,798	$ 225,008,851
Appropriation and distribution of 2014 retained earnings	6(16)
Legal reserve		-	-	-	1,214,134	(1,214,134)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(6,939,322)	-	-	-	(6,939,322)	-	(6,939,322)
Net income for the year ended December 31, 2015	6(16)	-	-	-	-	13,448,624	-	-	-	13,448,624	(612,973)	12,835,651
Other comprehensive income (loss), net of tax for the year ended December 31, 2015	6(16), 6(22)	-	-	-	-	(35,222)	2,878,562	(4,575,870)	-	(1,732,530)	(62,114)	(1,794,644)
Total comprehensive income (loss)		-	-	-	-	13,413,402	2,878,562	(4,575,870)	-	11,716,094	(675,087)	11,041,007
Share-based payment transaction	4, 6(16), 6(17)	329,251	(50,970)	254,974	-	-	-	-	681,445	1,214,700	-	1,214,700
Embedded conversion options derived from convertible bonds	4, 6(12)	-	-	1,572,121	-	-	-	-	-	1,572,121	-	1,572,121
Treasury stock acquired	4, 6(16)	-	-	-	-	-	-	-	(2,203,442)	(2,203,442)	-	(2,203,442)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	18,126	-	-	-	-	-	18,126	-	18,126
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	4, 6(16)	-	-	357,477	-	-	-	-	-	357,477	(1,377,306)	(1,019,829)
Changes in subsidiaries' ownership	4, 6(16)	-	-	(84)	-	(105,461)	-	-	-	(105,545)	330,060	224,515
Adjustments for dividends subsidiaries received from parent company		-	-	8,838	-	-	-	-	-	8,838	-	8,838
Decrease in non-controlling interests	6(16)	-	-	-	-	-	-	-	-	-	(100,400)	(100,400)
Others		-	-	(7,762)	-	-	-	-	-	(7,762)	-	(7,762)
Balance as of December 31, 2015	6(16)	127,581,329	-	41,651,569	7,725,978	42,981,664	1,978,583	8,696,821	(3,825,606)	226,790,338	2,027,065	228,817,403
Appropriation and distribution of 2015 retained earnings	6(16)
Legal reserve		-	-	-	1,344,863	(1,344,863)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(6,906,973)	-	-	-	(6,906,973)	-	(6,906,973)
Net income for the year ended December 31, 2016	6(16)	-	-	-	-	8,315,660	-	-	-	8,315,660	(4,452,585)	3,863,075
Other comprehensive income (loss), net of tax for the year ended December 31, 2016	6(16), 6(22)	-	-	-	-	(60,535)	(1,915,146)	(2,356,781)	-	(4,332,462)	(32,318)	(4,364,780)
Total comprehensive income (loss)		-	-	-	-	8,255,125	(1,915,146)	(2,356,781)	-	3,983,198	(4,484,903)	(501,705)
Treasury stock acquired	4, 6(16)	-	-	-	-	-	-	-	(2,395,793)	(2,395,793)	-	(2,395,793)
Treasury stock cancelled	4, 6(16)	(1,338,142)	-	(164,220)	-	-	-	-	1,502,362	-	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	849	-	-	-	-	-	849	-	849
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	4, 6(16)	-	-	1,567	-	-	-	-	-	1,567	(6,595)	(5,028)
Changes in subsidiaries' ownership	4, 6(16)	-	-	-	-	(572,454)	-	-	-	(572,454)	573,668	1,214
Adjustments for dividends subsidiaries received from parent company		-	-	9,084	-	-	-	-	-	9,084	-	9,084
Others		-	-	(501,757)	-	(3,828,164)	-	-	-	(4,329,921)	4,052,494	(277,427)
Balance as of December 31, 2016	6(16)	$ 126,243,187	$ -	$ 40,997,092	$ 9,070,841	$ 38,584,335	$ 63,437	$ 6,340,040	$ (4,719,037)	$ 216,579,895	$ 2,161,729	$ 218,741,624

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2016 and 2015
(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2016	2015
Cash flows from operating activities:
Net income before tax	$ 4,846,638	$ 13,712,145
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	49,691,035	43,473,008
Amortization	2,292,566	1,999,101
Bad debt expenses (reversal)	125	(183,957)
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	(150,770)	94,453
Interest expense	1,249,583	470,310
Interest income	(293,790)	(356,084)
Dividend income	(606,193)	(692,858)
Share-based payment	-	838
Share of loss (profit) of associates and joint ventures	190,114	(69,457)
Gain on disposal of property, plant and equipment	(73,014)	(97,366)
Gain on disposal of non-current assets held for sale	-	(41,203)
Gain on disposal of investments	(2,097,818)	(2,495,921)
Impairment loss on financial assets	785,345	1,245,491
Impairment loss on non-financial assets	1,292,229	1,021,010
Exchange loss (gain) on financial assets and liabilities	1,308,669	(125,836)
Amortization of deferred government grants	(118,757)	(34,405)
Income and expense adjustments	53,469,324	44,207,124
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(100)	(36,262)
Notes receivable and accounts receivable	(3,690,072)	3,429,797
Other receivables	(366,675)	(22,615)
Inventories	517,760	(1,917,966)
Prepayments	(9,455,729)	(696,632)
Other current assets	815,618	2,116,853
Notes and accounts payable	933,164	(498,776)
Other payables	370,635	1,079,596
Other current liabilities	1,397,687	(181,193)
Net defined benefit liabilities	2,200	25,112
Other noncurrent liabilities-others	(149,637)	277,722
Cash generated from operations	48,690,813	61,494,905
Interest received	303,631	368,617
Dividend received	794,484	917,040
Interest paid	(1,016,329)	(648,938)
Income tax paid	(2,322,102)	(2,343,390)
Net cash provided by operating activities	46,450,497	59,788,234

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2016 and 2015
(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2016	2015
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (246,624)	$ (136,264)
Proceeds from disposal of financial assets at fair value through profit or loss	167,580	-
Acquisition of available-for-sale financial assets	(322,177)	(4,800,576)
Proceeds from disposal of available-for-sale financial assets	3,626,315	1,964,457
Acquisition of financial assets measured at cost	(81,517)	(95,310)
Proceeds from disposal of financial assets measured at cost	575,860	57,584
Acquisition of investments accounted for under the equity method	(840,000)	(2,474,851)
Proceeds from capital reduction and liquidation of investments	221,646	559,830
Acquisition of subsidiaries (net of cash acquired)	-	414,958
Disposal of subsidiaries	-	(834,955)
Acquisition of property, plant and equipment	(91,560,639)	(60,504,149)
Proceeds from disposal of property, plant and equipment	77,607	148,316
Proceeds from disposal of non-current assets held for sale	-	641,866
Increase in refundable deposits	(826,845)	(1,818,998)
Decrease in refundable deposits	1,138,869	316,180
Acquisition of intangible assets	(1,554,251)	(1,088,313)
Cash inflow from combination	-	1,583
Government grants related to assets acquisition	9,566,327	254,645
Increase in other noncurrent assets-others	(572,209)	(1,116,501)
Decrease in other noncurrent assets-others	544,186	29,349
Net cash used in investing activities	(80,085,872)	(68,481,149)
Cash flows from financing activities:
Increase in short-term loans	48,085,068	14,965,506
Decrease in short-term loans	(32,955,646)	(14,900,862)
Proceeds from bonds issued	-	18,424,800
Bonds issuance costs	-	(83,880)
Proceeds from long-term loans	24,628,607	4,952,870
Repayments of long-term loans	(7,624,030)	(5,337,929)
Increase in guarantee deposits	9,290	50,061
Decrease in guarantee deposits	(19,524)	(10,064)
Increase in other financial liabilities	15,979,088	6,107,635
Cash dividends	(6,906,726)	(6,939,016)
Exercise of employee stock options	-	289,413
Treasury stock acquired	(2,395,793)	(2,203,442)
Treasury stock sold to employees	-	681,614
Acquisition of subsidiaries	(5,028)	(932,367)
Changes in non-controlling interests	183	(15,102)
Net cash provided by financing activities	38,795,489	15,049,237
Effect of exchange rate changes on cash and cash equivalents	(871,566)	721,688
Net increase in cash and cash equivalents	4,288,548	7,078,010
Cash and cash equivalents at beginning of year	53,290,433	46,212,423
Cash and cash equivalents at end of year	$ 57,578,981	$ 53,290,433

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2016 and 2015

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (“the Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on February 22, 2017.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

a.  Standards issued by International Accounting Standards Board (IASB) and endorsed by Financial Supervisory Commission (FSC) but not yet applicable are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IAS 36	Impairment of Assets	January 1, 2014
IFRIC 21	Levies	January 1, 2014
IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to International Financial Reporting Standards (2010-2012 cycle)
IFRS 2	Share-based Payment	July 1, 2014
IFRS 3	Business Combinations	July 1, 2014
IFRS 8	Operating Segments	July 1, 2014
IFRS 13	Fair Value Measurement	-
IAS 16	Property, Plant and Equipment	July 1, 2014
IAS 24	Related Party Disclosures	July 1, 2014
IAS 38	Intangible Assets	July 1, 2014
Improvements to International Financial Reporting Standards (2011-2013 cycle)
IFRS 1	First-time Adoption of International Financial Reporting Standards	-
IFRS 3	Business Combinations	July 1, 2014
IFRS 13	Fair Value Measurement	July 1, 2014
IAS 40	Investment Property	July 1, 2014
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
IAS 27	Equity Method in Separate Financial Statements	January 1, 2016
Improvements to International Financial Reporting Standards (2012 - 2014 cycle)
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations	January 1, 2016
IFRS 7	Financial Instruments: Disclosures	January 1, 2016
IAS 19	Employee Benefits	January 1, 2016
IAS 34	Interim Financial Reporting	January 1, 2016
IAS 1	Disclosure Initiative	January 1, 2016
IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016

The potential effects of adopting the standards or interpretations issued by IASB and endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(1)   IAS 36 “Impairment of Assets” (Amendment)

This amendment relates to the amendment issued in May 2011 and requires entities to disclose the recoverable amount of an asset (including goodwill) or a cash-generating unit (CGU) when an impairment loss has been recognized or reversed during the period.  The amendment also requires detailed disclosure of how the fair value less costs of disposal has been determined when an impairment loss has been recognized or reversed, including valuation techniques used, level of fair value hierarchy of assets and key assumptions used in the measurements.  The amendment is effective for annual periods beginning on or after January 1, 2014.

(2)   IFRIC 21 “Levies”

This interpretation provides guidance on when to recognize a liability for a levy imposed by a government (both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain).  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(3)   IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment) - Novation of Derivatives and Continuation of Hedge Accounting

Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met.  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(4)   IFRS 8 “Operating Segments”

The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments.  The amendments also clarify that an entity shall only provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly to the Chief Operating Decision Maker (CODM).  The amendment is effective for annual periods beginning on or after July 1, 2014.

(5)   IFRS 13 “Fair Value Measurement”

The amendment to the Basis for Conclusions of IFRS 13 “Fair Value Measurement” (IFRS 13) clarifies that when deleting paragraph B5.4.12 of IFRS 9 “Financial Instruments” (IFRS 9) and paragraph AG79 of IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) as consequential amendments from IFRS 13, the IASB did not intend to change the measurement requirements for short-term receivables and payables.

(6)   IAS 24 “Related Party Disclosures”

The amendment clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.  The amendment is effective for annual periods beginning on or after July 1, 2014.

(7)   IFRS 13 “Fair Value Measurement”

The amendment clarifies that paragraph 52 of IFRS 13 includes a scope exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis.  The objective of this amendment is to clarify that this portfolio exception applies to all contracts within the scope of IAS 39 or IFRS 9, regardless of whether they meet the definitions of financial assets or financial liabilities as defined in IAS 32. Financial Instruments: Presentation. The amendment is effective for annual periods beginning on or after July 1, 2014.

(8)   IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations” (Amendment)

The amendments require that the relevant principles on business combinations accounting in IFRS 3 “Business Combinations” (IFRS 3) and other standards should be applied in accounting for the acquisition of an interest in a joint operation in which the activity constitutes a business.  The amendment is effective for annual periods beginning on or after January 1, 2016 with earlier application permitted.

(9)   IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortisation” (Amendment)

The amendment to IAS 16 “Property, Plant and Equipment” clarifies that depreciation of an item of property, plant and equipment based on revenue generated by using the asset is not appropriate.  The amendment to IAS 38 “Intangible Assets” establishes a rebuttable presumption that amortization of an intangible asset based on revenue generated by using the asset is inappropriate.  The presumption may only be rebutted in certain limited circumstances where the intangible asset is expressed as a measure of revenue; or where it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated.  The amendment is effective for annual periods beginning on or after January 1, 2016 with earlier application permitted.

(10) IAS 1 “Presentation of Financial Statements” - “Disclosure Initiative” (Amendment)

The amendments (1) clarify that an entity must not reduce the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions.  The amendments reemphasize that, when a standard requires a specific disclosure, the information must be assessed to determine whether it is material and, consequently, whether presentation or disclosure of that information is warranted, (2) clarify that specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated, and how an entity shall present additional subtotals, (3) clarify that entities have flexibility as to the order in which they present the notes to financial statements, but also emphasize that understandability and comparability should be considered by an entity when deciding on that order, (4) removing the examples of the income taxes accounting policy and the foreign currency accounting policy, as these were considered unhelpful in illustrating what significant accounting policies could be, and (5) clarify that the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, classified between those items that will or will not be subsequently reclassified to profit or loss.  The amendment is effective for annual periods beginning on or after January 1, 2016.

The aforementioned standards and interpretations issued by IASB and recognized by FSC are applicable for annual periods beginning on or after January 1, 2017.  The Company has evaluated the impact of the aforementioned standards and interpretations listed (1) ~ (10) to the Company’s financial position and performance, and determined that there is no material impact.

b.  Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	-
IFRS 16	Leases	January 1, 2019
IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
IAS 7	Disclosure Initiative	January 1, 2017
IFRS 2	Share-based Payment	January 1, 2018
IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2018
IAS 40	Transfers of Investment Property	January 1, 2018
Improvements to International Financial Reporting Standards (2014 - 2016 cycle)
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2018
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2017
IAS 28	Investments in Associates and Joint Ventures	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(11) IFRS 15 “Revenue from Contracts with Customers” with its Amendment “Clarifications to IFRS 15 Revenue from Contracts with Customers” (IFRS 15)

The core principle of IFRS 15 is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry.  Extensive disclosures will be required, including disaggregation of total revenue; information related to performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates.  The amendment in 2016 clarifies how to identify a performance obligation in a contract, determine whether an entity is a principal or an agent, and determine whether the revenue from granting a license should be recognized at a point in time or over time.  The standard will apply to annual periods beginning on or after January 1, 2018, and early adoption is permitted.

(12) IFRS 9 “Financial Instruments”

The IASB has issued the final version of IFRS 9, which combines classification and measurement, the expected credit loss impairment model and hedge accounting.  The standard will replace IAS 39 and all previous versions of IFRS 9.  The final completed version of IFRS 9 requires the followings: (1) Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics.  Financial liabilities are measured at amortized cost or fair value through profit or loss.  Furthermore, there is requirement that “own credit risk” adjustments are not recognized in profit or loss, (2) Impairment: Expected credit loss model is used to evaluate impairment.  Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition, and (3) Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio.  The new standard is effective for annual periods beginning on or after January 1, 2018.

(13) IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28), in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures.  IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.  The effective date of this amendment has been postponed indefinitely, but early adoption is allowed.

(14) IFRS 16 “Leases”

The new standard requires lessees to account for all leases under a single on-balance sheet model (subject to certain exemptions).  Lessor accounting still uses the dual classification approach: operating lease and finance lease.  The Standard is effective for annual periods beginning on or after January 1, 2019.

(15) IAS 12 “Income Taxes” - Recognition of Deferred Tax Assets for Unrealized Losses

The amendment clarifies how to account for deferred tax assets for unrealized losses.  The amendment is effective for annual periods beginning on or after January 1, 2017.

(16) “Disclosure Initiative” - Amendment to IAS 7 “Statement of Cash Flows”

The amendment relates to changes in liabilities arising from financing activities and to require a reconciliation of the carrying amount of liabilities at the beginning and end of the period.  The amendment is effective for annual periods beginning on or after January 1, 2017.

(17) IFRS 2 “Share-based payment” (Amendment)

The amendment clarifies that (1) vesting conditions (service and non-market performance conditions), upon which satisfaction of a cash-settled share-based payment transaction is conditional, are not taken into account when estimating the fair value of the cash-settled share-based payment at the measurement date.  Instead, these are taken into account by adjusting the number of awards included in the measurement of the liability arising from the transaction, (2) if tax laws or regulations require the employer to withhold a certain amount in order to meet the employee’s tax obligation associated with the share-based payment, such transactions will be classified in their entirety as equity-settled share-based payment transactions if they would have been so classified in the absence of the net share settlement feature, and (3) if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification.  The equity-settled share-based payment transaction is measured by reference to the fair value of the equity instruments granted at the modification date and is recognized in equity, on the modification date, to the extent to which goods or services have been received.  The liability for the cash-settled share-based payment transaction as at the modification date is derecognized on that date.  Any difference between the carrying amount of the liability derecognized and the amount recognized in equity on the modification date is recognized immediately in profit or loss.  The amendment is effective for annual periods beginning on or after January 1, 2018.

(18) IAS 28 “Investments in Associates and Joint Ventures”

The amendments clarify that when an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organisation, or a mutual fund, unit trust and other qualifying entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9 “Financial Instruments” on an investment-by-investment basis.  Besides, if an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, the entity may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate's or joint venture's interests in subsidiaries on an investment-by-investment basis.  The amendments are effective for annual periods beginning on or after January 1, 2018.

(19) IFRIC 22 “Foreign Currency Transactions and Advance Consideration”

The interpretation clarifies that when applying paragraphs 21 and 22 of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration.  If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration.  The interpretation is effective for annual periods beginning on or after January 1, 2018.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (11) ~ (19) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), IFRSs, IASs, IFRIC and SIC, which are endorsed by FSC (TIFRSs).

(2)   Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)   General Description of Reporting Entity

a.  Principles of consolidation

Subsidiaries are fully consolidated from the date of acquisition (the date on which the Company obtains control), and continue to be consolidated until the date that such control ceases.  The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  All intra-group balances, transactions, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.  Total comprehensive income of subsidiaries is attributed to the stockholders of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

If the Company loses control over a subsidiary, the Company derecognizes the assets and liabilities of the subsidiary, as well as any non-controlling interests previously recorded by the Company.  A gain or loss is recognized in profit or loss and is calculated as the difference between: (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests.  Any gain or loss previously recognized in the other comprehensive income would be reclassified to profit or loss or transferred directly to retained earnings if required by other TIFRSs.  The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment.

b.  The consolidated entities are as follows:

As of December 31, 2016 and 2015

			Percentage of ownership (%) as of December 31,
Investor	Subsidiary	Business nature	2016	2015
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	-
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	91.08	91.06
UMC, FORTUNE and UNITRUTH INVESTMENT CORP. (UNITRUTH)	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.47	78.47
UMC, FORTUNE, UNITRUTH and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	67.54	67.54
FORTUNE	UNITRUTH	Investment holding	100.00	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	-	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	82.76	82.76
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	-
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	-
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00
HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USC) (Note A)	Sales and manufacturing of integrated circuits	29.41	33.33

Note A:  As described in Note 9(5), the Company acquired control of USC’s Board of Directors.

(4)   Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method.  The consideration transferred, the identifiable assets acquired and liabilities assumed are measured at the acquisition date fair value.  For the components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation, the acquirer measures at either fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  Acquisition-related costs are expensed as incurred and are classified under administrative expenses.

When the Company acquires a business, it assesses the assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.  This includes the separation of embedded derivatives in host contracts held by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured at fair value as at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.  Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with IAS 39, either in profit or loss or other comprehensive income.  If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed.  If the fair value of the net assets acquired is in excess of the aggregate consideration transferred and non-controlling interests, the difference is recognized as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.  Each unit or groups of units to which the goodwill is so allocated represents the lowest level within the Company at which the goodwill is monitored for internal management purposes and cannot be larger than an operating segment before aggregation.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed, the goodwill associated with the operation disposed is included in the carrying amount of the operation.  Goodwill disposed in this circumstance is measured based on the relative values of the operation disposed and the portion of the CGU retained.

(5)   Foreign Currency Transactions

The Company’s consolidated financial statements are presented in New Taiwan Dollars (NTD), which is also the parent company’s functional currency.  Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency rates prevailing at the transaction date.  Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency closing rates of exchange at the reporting date.  Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair value is determined.  Non-monetary items that are measured at historical cost in foreign currencies are translated using the exchange rates as at the dates of the initial transactions.

All exchange differences arising on the settlement of monetary items or on translating monetary items are taken to profit or loss in the period in which they arise except for the following:

a.  Exchange differences arising from foreign currency borrowings for an acquisition of a qualifying asset to the extent that they are regarded as an adjustment to interest costs are included in the borrowing costs that are eligible for capitalization.

b.  Foreign currency derivatives within the scope of IAS 39 are accounted for based on the accounting policy for financial instruments.

c.  Exchange differences arising on a monetary item that is part of a reporting entity’s net investment in a foreign operation are recognized initially in other comprehensive income and reclassified from equity to profit or loss upon disposal of such investment.

When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income.  When a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

(6)   Translation of Foreign Currency Financial Statements

The assets and liabilities of foreign operations are translated into NTD at the closing rate of exchange prevailing at the reporting date and their income and expenses are translated at an average exchange rate for the period.  The exchange differences arising on the translation are recognized in other comprehensive income.  On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss when the gain or loss on disposal is recognized.

On partial disposal of a subsidiary that includes a foreign operation that does not result in a loss of control, the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is re-attributed to the non-controlling interests in that foreign operation.  On partial disposal of an associate or a joint venture that includes a foreign operation that does not result in a loss of significant influence or joint control, only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is reclassified to profit or loss.

Any goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and expressed in its functional currency.

(7)   Current and Non-Current Distinction

An asset is classified as current when:

a.  the Company expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

b.  the Company holds the asset primarily for the purpose of trading;

c.  the Company expects to realize the asset within twelve months after the reporting period; or

d.  the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is classified as current when:

a.  the Company expects to settle the liability in normal operating cycle;

b.  the Company holds the liability primarily for the purpose of trading;

c.  the liability is due to be settled within twelve months after the reporting period; or

d.  the Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.  Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as non-current.

(8)   Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including time deposits with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate bonds.

(9)   Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company determines the classification of its financial assets at initial recognition.  In accordance with IAS 39 and the Regulations, financial assets of the Company are classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets and notes, accounts and other receivables.

Purchase or sale of financial assets and liabilities are recognized using trade date accounting.  All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs.  Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

Financial Assets

a.  Classification and subsequent measurement

i.   Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets acquired for the purpose of selling or repurchasing in the near term, and derivative financial instruments that are not designated as hedging instruments in hedge accounting are classified as financial assets at fair value through profit or loss.  Financial assets at fair value through profit or loss are measured at fair value with changes in fair value recognized in profit or loss.

ii.  Available-for-sale financial assets

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, or loans and receivables.  Available-for-sale financial investments are subsequently measured at fair value.  Other than impairment losses and foreign exchange gains and losses arising from monetary financial assets which are recognized in profit or loss, subsequent measurement of available-for-sale equity instrument financial assets are recognized in other comprehensive income until the investment is derecognized, at which time the cumulative gain or loss is recognized in profit or loss.

If equity instrument investments do not have quoted prices in an active market and their fair value cannot be reliably measured, then they are classified as financial assets measured at cost on the balance sheet.

iii. Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has positive intention and ability to hold them to maturity.

After initial measurement held-to-maturity financial assets are measured at amortized cost using the effective interest rate (EIR) method, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.  The EIR method amortization and impairment, if any, is recognized in profit or loss.

iv. Notes, accounts and other receivables

Notes and accounts receivable are creditors’ rights as a result of sales of goods or services.  Other receivables are any receivable not classified as notes and accounts receivable.  Notes, accounts and other receivables are initially measured and recognized at their fair values and subsequently measured at amortized cost using the EIR method, less impairment.  If the effect of discounting is immaterial, the short term notes, accounts and other receivables are measured at their nominal amount.

b.  Derecognition of financial assets

A financial asset is derecognized when:

i.   the contractual rights to receive cash flows from the asset have expired;

ii.  the Company has transferred assets and substantially all the risks and rewards of the asset have been transferred; or

iii. the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the carrying amount and the consideration received or to be received including any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

If the transferred asset is part of a larger financial asset and the part transferred qualifies for derecognition in its entirety, the Company allocates the previous carrying amount of the larger financial asset between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts on the date of the transfer.  The difference between the carrying amount allocated to the part derecognized and the sum of the consideration received for the part derecognized and any cumulative gain or loss allocated that had been recognized in other comprehensive income, is recognized in profit or loss.  A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts.

c.  Impairment policy

The carrying amount of a financial asset is reduced as a result of impairment, except for accounts receivable for which the carrying amount is reduced through use of an allowance account.  When an account receivable is deemed to be uncollectible, it is written off from the allowance account.

i.   Notes, accounts and other receivables

The Company first assesses at each reporting date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant.  If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually.  For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with similar credit risk characteristics and collectively assess them for impairment.  If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss.  The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

ii.  Other financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more loss events that has occurred since the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the individual financial asset or a group of financial assets.

For the financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between the carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.  For equity investments classified as available-for-sale, objective evidence of an impairment would include a significant or prolonged decline in the fair value of the investment below its cost.  When there is objective evidence of an impairment for available-for-sale equity securities, the full amount of the losses previously recognized in other comprehensive income is reclassified to profit or loss.  Impairment losses recognized on equity investments cannot be reversed through profit or loss.  Any subsequent increases in their fair value after impairment are recognized in other comprehensive income.

Financial Liabilities

a.  Classification and subsequent measurement

The Company classifies the instrument issued as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

i.   Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.  Gains or losses on the subsequent measurement  including interest paid are recognized in profit or loss.

ii.  Financial liabilities carried at amortized cost

Financial liabilities measured at amortized cost include interest bearing loans and borrowings that are subsequently measured using the EIR method after initial recognition.  Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.

b.  Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified (whether or not attributable to the financial difficulty of the debtor), such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

(10) Inventories

Inventories are accounted for on a perpetual basis.  Raw materials are stated at actual purchase costs, while the work in process and finished goods are stated at standard costs and subsequently adjusted to weighted-average costs at the end of each month.  The cost of work in progress and finished goods comprises raw materials, direct labor, other direct costs and related production overheads.  Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities.  Cost associated with underutilized capacity is expensed as incurred.  Inventories are valued at the lower of cost and net realizable value item by item.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(11) Investments Accounted For Under the Equity Method

The Company’s investments in associates and joint ventures are accounted for using the equity method other than those that meet the criteria to be classified as non-current assets  held for sale.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture.  Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the Company that has joint control of the arrangement has rights to the net assets of the joint venture.  Joint control is the contractually agreed sharing of control of an arrangement where no single party controls the arrangement on its own, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Any difference between the acquisition cost and the Company’s share of the net fair value of the identifiable assets and liabilities of associates and joint ventures is accounted for as follows:

a.   Any excess of the acquisition cost over the Company’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill and is included in the carrying amount of the investment.  Amortization of goodwill is not permitted.

b.   Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture over the acquisition cost, after reassessing  the fair value, is recognized as a gain in profit or loss on the acquisition date.

Under the equity method, the investments in associates and joint ventures are carried on the balance sheet at cost plus post acquisition changes in the Company’s share of profit or loss and other comprehensive income of associates and joint ventures.  The Company’s share of changes in associates’ and joint ventures’ profit or loss and other comprehensive income are recognized directly in profit or loss and other comprehensive income, respectively.  Distributions received from an associate or a joint venture reduce the carrying amount of the investment.  Any unrealized gains and losses resulting from transactions between the Company and the associate or the joint venture are eliminated to the extent of the Company’s interest in the associate or the joint venture.

Financial statements of associates and joint ventures are prepared for the same reporting period as the Company.  Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Upon an associate’s issuance of new shares, if the Company takes up more shares than its original proportionate holding while maintaining its significant influence over that associate, such increase would be accounted for as an acquisition of an additional equity interest in the associate.  Upon an associate’s issuance of new shares, if the Company does not take up proportionate shares and reduces its stockholding percentage while maintaining its significant influence over that associate, a proportionate share of the gain or loss previously recognized in other comprehensive income is reclassified to profit and loss.  Any remaining differences will be charged to additional paid-in capital.  When a change in equity of an associate is not resulted from its profit or loss or other comprehensive income, and such changes do not affect the Company’s ownership percentage, the Company recognizes its proportionate share of all related changes in equity.  Accordingly, upon disposal of the associate, the Company reclassifies the aforementioned additional paid-in capital to profit or loss on a pro rata basis.

The Company ceases to use the equity method upon loss of significant influence over an associate.  Any difference between the carrying amount of the investment in an associate upon loss of significant influence and the fair value of the retained investment plus proceeds from disposal will be recognized in profit or loss.  If an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate, the Company continues to apply the equity method and does not remeasure the retained interest.

The Company determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired.  An impairment loss, being the difference between the recoverable amount of the associate and joint venture and its carrying amount, is recognized in profit or loss in the statement of comprehensive income and forms part of the carrying amount of the investments.

(12) Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any, and any borrowing costs incurred for long-term construction projects are capitalized if the recognition criteria are met.  Significant renewals, improvements and major inspections meeting the recognition criteria are treated as capital expenditures, and the carrying amounts of those replaced parts are derecognized.  Maintenance and repairs are recognized in profit or loss as incurred.  Any gain or loss arising from derecognition of the assets is recognized in other operating income and expenses.

Depreciation is calculated on a straight-line basis over the estimated useful lives.  A significant part of an item of property, plant and equipment which has a different useful life from the remainder of the item is depreciated separately.

The depreciation methods, useful lives and residual values for the assets are reviewed at each fiscal year end, and the differences resulted from the previous estimation are recorded as changes in accounting estimates.

Except for land, which is not depreciated, the estimated useful lives of the assets are as follows:

Buildings	20~56 years
Machinery and equipment	3~11 years
Transportation equipment	5~7 years
Furniture and fixtures	1~9 years
Leasehold improvement	The shorter of lease terms or useful lives

(13) Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost.  The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.  Internally generated intangible assets which fail to meet the recognition criteria are not capitalized and the expenditures are reflected in profit or loss in the period incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite useful lives are amortized over the useful lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired.  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and is treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level.  The assessment of indefinite useful life is reviewed annually to determine whether the indefinite useful life continues to be supportable.  If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are recognized in other operating income and expenses.

Accounting policies of the Company’s intangible assets are summarized as follows:

a.  Goodwill arising from business combination is not amortized, and is tested for impairment annually or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable.  If an event occurs or circumstances change which indicates that the goodwill is impaired, an impairment loss is recognized. Goodwill impairment losses cannot be reversed once recognized.

b.  Software is amortized over 1~6 years on a straight-line basis.

c.  Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable and mutually agreed future fixed license fees for patent and technology is discounted, and recognized as an intangible asset and related liability.  The cost of the intangible asset is not revalued once determined on initial recognition, and is depreciated over the useful life (5~10 years) on a straight-line basis.  Interest expenses from the related liability are recognized and calculated based on the EIR method.  Based on the timing of payments, the liability is classified as current and non-current.

d.  Others are mainly the intellectual property license fees, amortized over the shorter of the contract term or estimated useful life (3 years) of the related technology on a straight-line basis.

(14) Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that an asset in the scope of IAS 36 may be impaired.  If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  The recoverable amount of an individual asset or a CGU is the higher of its fair value less costs of disposal and its value in use.  If circumstances indicate that previously recognized impairment losses may no longer exist or may have decreased at each reporting date, the Company re-assesses the asset’s or CGU’s recoverable amount.  A previously recognized impairment loss is reversed only if there has been an increase in the estimated service potential of an asset which in turn increases the recoverable amount since the last impairment loss was recognized.  The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years.

A CGU, or group of CGUs, to which goodwill has been allocated is tested for impairment annually at the same time every year, irrespective of whether there is any indication of impairment.  Where the carrying amount of a CGU (including the carrying amount of goodwill) exceeds its recoverable amount, the CGU is considered impaired.  If an impairment loss is to be recognized, it is first allocated to reduce the carrying amount of any goodwill allocated to the CGU (group of units), then to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units). Impairment losses relating to goodwill cannot be reversed in future periods.

The recognition or reversal of impairment losses is classified as other operating income and expenses.

(15) Bonds

Convertible bonds

UMC evaluates the terms of the convertible bonds issued to determine whether it contains both a liability and an equity component.  Furthermore, UMC assesses if the economic characteristics and risks of the put and call options embedded in the convertible bonds are closely related to the economic characteristics and risk of the host contract before separating the equity element.

For the liability component excluding the derivatives, its fair value is determined based on the effective interest rate applied at that time by the market to instruments of comparable credit status.  The liability component is classified as a financial liability measured at amortized cost using the EIR method before the instrument is converted or settled.  For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component.  The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.  Its carrying amount is not remeasured in the subsequent accounting periods.  If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IAS 39.

If the convertible bondholders exercise their conversion right before maturity, UMC shall adjust the carrying amount of the liability component.  The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital-premiums.  No gain or loss is recognized upon bond conversion.

In addition, the liability component of convertible bonds is classified as a current liability if within 12 months the bondholders may exercise the put right.  After the put right expires, the liability component of the convertible bonds should be reclassified as a non-current liability if it meets the definition of a non-current liability in all other respects.

(16) Post-Employment Benefits

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee.  Fund assets are deposited under the committee's name with the Bank of Taiwan and hence, not associated with the Company. Therefore, fund assets are not to be included in the Company's consolidated financial statements. Pension benefits for employees of the overseas branch  and subsidiaries are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005.  Employees eligible for the Labor Standards Law, a defined benefit plan, were allowed to elect either the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law.  Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions and recognize an expense of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.  Overseas subsidiaries and branches make contributions to the respective benefit plans based on the specific percentage requirement of local regulations.  A post-employment benefit plan that is classified as a defined benefit plan is accounted for under the Projected Unit Credit Method to measure its obligations and costs based on actuarial assumptions.  The Company recognizes all actuarial gains and losses in the periods which they occur in other comprehensive income, which then are immediately recognized in retained earnings.

(17) Government Grants

In accordance with IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance”, the Company recognizes the government grants when there is reasonable assurance that such grants will be received and the conditions attaching to them will be complied with.

A government grant related to assets is recognized as deferred income and recognized in profit or loss on a straight-line basis over the useful lives of the assets.  A government grant related to expenses is recognized in profit or loss on a systematic basis over the periods in which the Company recognises as expenses the related costs for which the grant is intended to compensate.  A government grant that compensates for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs is recognized in profit or loss when it becomes receivable.

(18) Treasury Stock

UMC’s own equity instruments repurchased (treasury shares) are recognized at repurchase cost and deducted from equity.  Any difference between the carrying amount and the consideration is recognized in equity.

(19) Share-Based Payment Transactions

The cost of equity-settled transactions between the Company and its employees is measured based on the fair value at the date on which they are granted.  The fair value of the equity instruments is determined using an appropriate pricing model.

The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the periods in which the performance and/or service conditions are being fulfilled.  The cumulative expense recognized for equity-settled transactions at each reporting date reflects the extent to which the vesting period has passed and the Company’s best estimate of the quantity of equity instruments that will ultimately vest.  The charge to profit or loss for a period represents the movement in cumulative expense recognized between the beginning and the end of that period.

No expense will be recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition.  These are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met.  An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it fully vests on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.  This includes any award where non-vesting conditions within the control of either the entity or the employee are not met.  However, if a new award substitutes for the cancelled award and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

(20) Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received or receivable.  The specific criteria described below must also be met before revenue is recognized.

Sales revenue

The Company manufactures semiconductors for creditworthy customers based on their design specifications, pursuant to manufacturing agreements and/or purchase orders at contractual prices.  The Company ships wafers mainly under the trade term, Free Carrier (FCA), through which the title and risk of loss for the wafers are transferred to the customers upon delivery to carriers approved by the customers.  Sales revenue is recognized at this point, having also fulfilled all of the following criteria pursuant to IAS 18, paragraph 14:

a.  the significant risks and rewards of ownership of the goods have been transferred to the customer;

b.  neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;

c.  the amount of revenue can be measured reliably;

d.  it is probable that the economic benefits associated with the transaction will flow to the entity; and

e.  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue is measured at the fair value of the consideration received or receivable, net of sales returns and discounts, which are estimated based on customer complaints, historical experience and other known factors.  Sales returns and discounts are recorded in the same period in which sales are made.

Interest income

For financial assets measured at amortized cost (including held-to-maturity financial assets) and financial assets at fair value through profit or loss, interest income is recorded using the effective interest rate and recognized in profit or loss.

Dividends

Revenue is recognized when the Company’s right to receive the dividends is established, which is generally when stockholders approve the dividend.

(21) Income Tax

Income tax expense (benefit) is the aggregate amount of current income tax and deferred income tax included in the determination of profit or loss for the period.

Current income tax

Current income tax assets and liabilities for the current period and prior periods are measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.  Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity rather than profit or loss.

The additional 10% income tax for undistributed earnings is recognized as income tax expense in the subsequent year when the distribution proposal is approved by the stockholders’ meeting.

Deferred income tax

Deferred income tax is determined using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in financial statements at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

a.  When the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

b.  In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax losses and unused tax credits can be utilized, except:

a.  Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

b.  In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.  The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  Deferred tax relating to items recognized outside profit or loss is not recognized in profit or loss but rather in other comprehensive income or directly in equity.  Deferred tax assets are reassessed and recognized at each reporting date.  Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

Deferred tax assets and liabilities offset each other, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at the acquisition date, might be realized and recognized subsequently as follows:

a.  Acquired deferred tax benefits recognized within the measurement period that result from new information about facts and circumstances that existed at the acquisition date shall be applied to reduce the carrying amount of any goodwill related to that acquisition.  If the carrying amount of that goodwill is nil, any remaining deferred tax benefits shall be recognized in profit or loss;

b.  All other acquired deferred tax benefits realized shall be recognized in profit or loss, other comprehensive income or equity.

(22) Earnings per Share

Earnings per share is computed according to IAS 33, “Earnings per Share”.  Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the current reporting period.  Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional ordinary shares that would have been outstanding if the dilutive share equivalents had been issued.  Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents.  The weighted-average of outstanding shares is adjusted retroactively for stock dividends and employee stock bonus issues.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, the accompanying disclosures and the disclosure of contingent liabilities.  However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The key assumptions concerning the future and other key sources of estimation for uncertainty at the reporting date, that would have a significant risk for a material adjustment to the carrying amounts of assets or liabilities within the next fiscal year are discussed below.

The Company bases its assumptions and estimates on information available when the consolidated financial statements were prepared.  Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company.  Such changes are reflected in the assumptions when they occur.

(1)   The Fair Value of Financial Instruments

Where the fair values of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including income approach (for example, the discounted cash flows model) or the market approach.  Changes in assumptions about these factors could affect the reported fair value of the financial instruments.  Please refer to Note 12 for more details.

(2)   Inventories

Inventories are valued at the lower of cost and net realizable value item by item.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.  Please refer to Note 6(4).  Costs of completion include direct labor and overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties that is expected to be incurred at normal production level.  The Company estimates normal production level taking into account loss of capacity resulting from planned maintenance, based on historical experience and current production capacity.

(3)   Post-Employment Benefits

Cost of post-employment benefit pension plan and the present value of the pension obligation are determined using actuarial valuations.  An actuarial valuation involves making various assumptions which may differ from actual developments in the future.  These include the determination of the discount rate, future salary increases and mortality rates.  Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions.  All assumptions are reviewed at each reporting date.  The assumptions used for measuring pension cost and the present value of the pension obligation are disclosed in Note 6(14).

In determining the appropriate discount rate, management considers the interest rates of the government bonds extrapolated from maturity corresponding to the expected duration of the defined benefit obligation.  As for the rate of future salary increase, management takes account of past experiences, comparisons within the industry and the geographical region, inflation and the discount rate.

(4)   Impairment of Property, Plant and Equipment

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, the Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired.  If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  The recoverable amount of an individual asset or CGU is the higher of fair value less costs of disposal and its value in use.  The fair value less costs of disposal is based on best information available to reflect the amount that an entity could obtain from the disposal of the asset in an orderly transaction between market participants, after deducting the costs of disposal.  The value in use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU.  Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and the Company’s operating situation.

(5)   Income Tax

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income.  The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates.  The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations made by the taxable entity and the responsible tax authority.  Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company.

Deferred tax assets are recognized for all carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available or there are sufficient taxable temporary differences against which the unused tax losses, unused tax credits or deductible temporary differences can be utilized.  The amount of deferred tax assets determined to be recognized is based upon the likely timing and the level of future taxable profits and taxable temporary differences.  Please refer to Note 6(23) for more details on unrecognized deferred tax assets.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)   Cash and Cash Equivalents

	As of December 31,
	2016	2015
Cash on hand	$3,717	$3,943
Checking and savings accounts	17,840,926	14,464,203
Time deposits	33,546,190	33,962,629
Repurchase agreements collateralized by government and corporate bonds	6,188,148	4,859,658
Total	$57,578,981	$53,290,433

(2)   Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2016	2015
Designated financial assets at fair value through profit or loss
Convertible bonds	$263,201	$295,708

Financial assets held for trading
Listed stocks	615,157	258,055
Funds	50,003	-
Corporate bonds	-	192,080
Forward exchange contracts	543	1,008
Subtotal	665,703	451,143
Total	$928,904	$746,851

Current	$714,169	$664,918
Noncurrent	214,735	81,933
Total	$928,904	$746,851

(3)   Accounts Receivable, Net

	As of December 31,
	2016	2015
Accounts receivable	$24,732,207	$20,253,481
Less: allowance for sales returns and discounts	(1,744,151)	(1,103,139)
Less: allowance for doubtful accounts	(86,595)	(90,568)
Net	$22,901,461	$19,059,774

Aging analysis of account receivables, net:

	As of December 31,
	2016	2015
Neither past due nor impaired	$18,516,739	$15,643,254
Past due but not impaired:
≤ 30 days	3,018,482	2,497,133
31 to 60 days	630,762	652,241
61 to 90 days	513,702	213,367
91 to 120 days	183,572	38,597
≥ 121 days	38,204	15,182
Subtotal	4,384,722	3,416,520
Total	$22,901,461	$19,059,774

Movement on allowance for individually evaluated doubtful accounts:

	For the years ended December 31,
	2016	2015
Beginning balance	$90,568	$272,324
Net charge for the period	(3,973)	(181,756)
Ending balance	$86,595	$90,568

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

The impairment losses assessed individually as of December 31, 2016 and 2015 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivables.

(4)   Inventories, Net

	As of December 31,
	2016	2015
Raw materials	$2,248,589	$2,522,906
Supplies and spare parts	2,795,371	2,044,550
Work in process	10,712,396	11,025,222
Finished goods	1,241,459	2,048,707
Total	$16,997,815	$17,641,385

a.       For the years ended December 31, 2016 and 2015, the Company recognized NT$114,527 million and NT$109,782 million, respectively, in operating cost, of which NT$2,130 million and NT$826 million were related to write-down of inventories.

b.      On February 6, 2016, an earthquake with a magnitude of 6.4 Richter struck southern Taiwan and caused financial related losses to UMC.  UMC insured for losses endured due to the earthquake.  As of December 31, 2016, UMC recognized losses including loss from scrapped inventory of NT$1,143 million and production line recovery expenses of NT$669 million.  Furthermore, UMC received compensation from insurance claims of NT$2,646 million.  The case is closed as of December 31, 2016.

c.       None of the aforementioned inventories were pledged.

(5)   Available-For-Sale Financial Assets, Non-Current

	As of December 31,
	2016	2015
Common stocks	$18,059,586	$21,586,850
Preferred stocks	1,203,589	1,166,256
Depositary receipts	202,979	196,560
Funds	949,387	851,020
Total	$20,415,541	$23,800,686

(6)   Financial Assets Measured at Cost, Non-Current

	As of December 31,
	2016	2015
Common stocks	$514,426	$598,295
Preferred stocks	2,152,297	3,160,427
Funds	93,892	129,587
Total	$2,760,615	$3,888,309

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)   Investments Accounted For Under the Equity Method

a.    Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2016		2015
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed company
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,675,826	13.94	$1,794,581	13.94

Unlisted companies
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	-	50.00	680,374	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	-	50.00	32,737	50.00
LIST EARN ENTERPRISE INC.	9,722	49.00	10,486	49.00
MTIC HOLDINGS PTE. LTD.	75,502	45.44	81,342	45.44
YUNG LI INVESTMENTS, INC.	176,912	45.16	321,761	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,823,457	45.00	1,967,164	45.00
WINAICO IMMOBILIEN GMBH (Note B)	-	44.78	233,713	44.78
UNITECH CAPITAL INC.	531,373	42.00	532,186	42.00
TRIKNIGHT CAPITAL CORPORATION	836,752	40.00	-	-
HSUN CHIEH INVESTMENT CO., LTD.	3,108,112	36.49	3,177,578	36.49
YANN YUAN INVESTMENT CO., LTD.	2,283,670	31.94	2,299,914	31.94
CTC CAPITAL PARTNERS I, L.P.	61,780	31.40	221,607	31.40
VSENSE CO., LTD.	85,719	28.63	101,281	28.63
UNITED LED CORPORATION HONG KONG LIMITED	252,853	25.14	478,112	25.14
ACHIEVE MADE INTERNATIONAL LTD.	105,777	23.32	116,321	23.32
CLIENTRON CORP.	236,737	20.28	235,620	20.28
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	111,416	10.38	95,082	10.38
Total	$11,375,608		$12,379,859

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.  As a result, the investment was revalued to fair value and reclassified out of the available-for-sale category as an investment in associate accounted for under the equity method.  Fair value remeasurement that was previously recognized in other comprehensive income was reclassified to profit or loss in 2015.

Note B: SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,676 million and NT$1,795 million, as of December 31, 2016 and 2015, respectively.  The fair value of these investments were NT$1,039 million and NT$1,534 million, as of December 31, 2016 and 2015, respectively.

Certain investments accounted for under the equity method were audited by other independent accountants.  Shares of profit or loss of these associates and joint ventures amounted to NT$258 million and NT$152 million for the years ended December 31, 2016 and 2015, respectively.  Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$(337) million and NT$(803) million for the years ended December 31, 2016 and 2015, respectively.  The balances of investments accounted for under the equity method were NT$6,357 million and NT$4,142 million as of December 31, 2016, and 2015, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.    Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2016 and 2015 were NT$(90) million and NT$49 million respectively, which were not included in the following table.

(i)       The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2016	2015
Net income (loss)	$(144,508)	$109,597
Other comprehensive income (loss)	(389,740)	(776,764)
Total comprehensive income (loss)	$(534,248)	$(667,167)

(ii)     The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method was as follows:

	For the years ended December 31,
	2016	2015
Net income (loss)	$(45,606)	$(40,140)
Other comprehensive income (loss)	-	-
Total comprehensive income (loss)	$(45,606)	$(40,140)

c.    One of UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of December 31, 2016 and 2015.  Another associate, MEGA MISSION LIMITED PARTNERSHIP, held nil share and 10 million shares of UMC’s stock as of December 31, 2016 and 2015, respectively.  Another associate, YANN YUAN INVESTMENT CO., LTD., held 165 million shares and nil share of UMC’s stock as of December 31, 2016 and 2015, respectively.

(8)   Property, Plant and Equipment

	As of December 31,
	2016	2015
Land	$1,314,402	$1,314,402
Buildings	21,429,861	17,271,051
Machinery and equipment	155,539,235	124,628,140
Transportation equipment	21,958	17,627
Furniture and fixtures	1,627,959	1,288,250
Leasehold improvement	7,307	9,814
Construction in progress and equipment awaiting inspection	45,042,682	41,904,111
Net	$224,983,404	$186,433,395

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2016	$1,314,402	$31,396,873	$712,551,068	$74,251	$6,064,146	$70,431	$41,904,111	$793,375,282
Additions	-	-	-	-	-	-	83,703,970	83,703,970
Disposals	-	-	(3,976,177)	(5,237)	(51,354)	-	-	(4,032,768)
Transfers and reclassifications	-	6,020,884	81,101,146	9,981	831,465	268	(79,048,373)	8,915,371
Exchange effect	-	(375,434)	(4,233,062)	(681)	(17,300)	(1,454)	(1,511,077)	(6,139,008)
As of December 31, 2016	$1,314,402	$37,042,323	$785,442,975	$78,314	$6,826,957	$69,245	$45,048,631	$875,822,847

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2015	$1,314,402	$25,837,548	$662,490,428	$67,683	$5,359,909	$68,280	$32,380,979	$727,519,229
Additions	-	-	-	-	-	-	57,837,663	57,837,663
Acquired in business combination	-	-	123,124	-	31,009	-	210	154,343
Disposals	-	-	(2,834,152)	(1,647)	(47,209)	-	-	(2,883,008)
Transfers and reclassifications	-	5,364,106	47,374,249	7,804	702,498	731	(48,284,824)	5,164,564
Exchange effect	-	195,219	5,397,419	411	17,939	1,420	(29,917)	5,582,491
As of December 31, 2015	$1,314,402	$31,396,873	$712,551,068	$74,251	$6,064,146	$70,431	$41,904,111	$793,375,282

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2016	$-	$14,125,822	$587,922,928	$56,624	$4,775,896	$60,617	$-	$606,941,887
Depreciation	-	1,514,819	47,689,725	5,264	478,775	2,452	-	49,691,035
Impairment loss	-	-	447,279	-	1,848	-	5,949	455,076
Disposals	-	-	(3,937,744)	(5,237)	(49,915)	-	-	(3,992,896)
Transfers and reclassifications	-	994	(994)	-	-	-	-	-
Exchange effect	-	(29,173)	(2,217,454)	(295)	(7,606)	(1,131)	-	(2,255,659)
As of December 31, 2016	$-	$15,612,462	$629,903,740	$56,356	$5,198,998	$61,938	$5,949	$650,839,443

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2015	$-	$12,881,733	$543,420,741	$53,053	$4,417,389	$56,070	$-	$560,828,986
Depreciation	-	1,188,944	41,923,305	4,725	353,005	3,029	-	43,473,008
Impairment loss	-	-	1,003,230	-	17,780	-	-	1,021,010
Disposals	-	-	(2,782,911)	(1,454)	(47,063)	-	-	(2,831,428)
Transfers and reclassifications	-	(305)	1,380	-	20,542	-	-	21,617
Exchange effect	-	55,450	4,357,183	300	14,243	1,518	-	4,428,694
As of December 31, 2015	$-	$14,125,822	$587,922,928	$56,624	$4,775,896	$60,617	$-	$606,941,887

The thin-film solar cell and module industry has undergone challenging business conditions in the past year and experienced pricing declines indirectly due to oversupply in the silicon solar cell industry and the reductions in government supported incentives.  The Company considered that the thin-film solar cell and module business had an indication of possible impairment and performed an impairment test for the CGU composed of property, plant and equipment used in the manufacturing of thin-film solar cells and modules.

The Company determined the recoverable amount of the CGU to be NT$1,169 million based on the fair value less costs of disposal.  Its fair value measurement was classified as Level 3 of the fair value hierarchy.  External independent appraisers are involved in fair value measurement using a cost method.  After considering the relevant objective evidence, the key assumptions used included replacement costs, residual value and remaining useful life of the existing assets.  The impairment test revealed that the recoverable amount was less than the carrying amount.  The Company recorded in the net other operating income and expenses an impairment loss of NT$455 million for the year ended December 31, 2016, all of which came from new business segment.

In 2015, the Company determined the recoverable amount of the CGU to be NT$1,995 million on the basis of value in use, representing the present value of the future cash flows expected to be derived by the CGU, and compared it to its carrying amount.  The impairment test revealed that the recoverable amount was less than the carrying amount.  After considering the relevant objective evidence, the Company recorded in the net other operating income and expenses an impairment loss of NT$795 million at discount rates of 13.0% for the year ended December 31, 2015, all of which came from new business segment.

a.  The amounts of total interest expense before capitalization of borrowing costs were NT$1,407 million and NT$867 million for the years ended December 31, 2016 and 2015, respectively.  Details of capitalized borrowing costs are as follows:

	For the years ended December 31,
	2016	2015
Total interest capitalized	$157,210	$395,569
Interest rates applied	1.52%~2.01%	1.35%~2.10%

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)   Intangible Assets

	As of December 31,
	2016	2015
Goodwill	$15,188	$15,188
Software	470,456	377,643
Patents and technology license fees	2,390,968	2,871,308
Others	1,211,691	1,239,949
Net	$4,088,303	$4,504,088

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2016	$15,188	$652,898	$4,546,748	$3,421,557	$8,636,391
Additions	-	1,365	283,439	1,287,844	1,572,648
Disposals	-	(85,437)	-	(1,279,755)	(1,365,192)
Reclassifications	-	345,810	-	-	345,810
Exchange effect	-	(10,643)	(295,847)	(6)	(306,496)
As of December 31, 2016	$15,188	$903,993	$4,534,340	$3,429,640	$8,883,161

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2015	$7,791	$490,744	$4,229,744	$2,904,499	$7,632,778
Additions	-	1,173	263,847	1,061,083	1,326,103
Acquired in business combination	7,397	330	11,023	-	18,750
Disposals	-	(148,140)	-	(544,018)	(692,158)
Reclassifications	-	305,571	(259)	-	305,312
Exchange effect	-	3,220	47,393	(7)	45,606
As of December 31, 2015	$15,188	$652,898	$4,546,748	$3,421,557	$8,636,391

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2016	$-	$275,255	$1,675,440	$2,181,608	$4,132,303
Amortization	-	245,345	480,913	1,316,102	2,042,360
Disposals	-	(85,437)	-	(1,279,755)	(1,365,192)
Exchange effect	-	(1,626)	(12,981)	(6)	(14,613)
As of December 31, 2016	$-	$433,537	$2,143,372	$2,217,949	$4,794,858

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2015	$-	$274,746	$1,207,956	$1,617,138	$3,099,840
Amortization	-	146,652	452,183	1,108,492	1,707,327
Disposals	-	(148,139)	-	(544,018)	(692,157)
Exchange effect	-	1,996	15,301	(4)	17,293
As of December 31, 2015	$-	$275,255	$1,675,440	$2,181,608	$4,132,303

The amortization amounts of intangible assets are as follows:

	For the years ended December 31,
	2016	2015
Operating cost	$675,257	$534,860
Operating expense	1,367,103	1,172,467

Significant technology licenses obtained by the Company amounted to NT$2,071 million and NT$2,483 million as of December 31, 2016 and 2015, respectively, which were included in the carrying amounts of patents and technology license fees.  The remaining amortization periods were 5~6 years and 6~7 years, respectively.

(10) Short-Term Loans

	As of December 31,
	2016	2015
Unsecured bank loans	$20,550,801	$5,505,049

	For the years ended December 31,
	2016	2015
Interest rates applied	0.51%~4.60%	0.61%~4.85%

The Company’s unused short-term lines of credits amounted to NT$47,145 million and NT$35,863 million as of December 31 , 2016, and 2015, respectively.

(11) Financial Liabilities at Fair Value through Profit or Loss, Current

	As of December 31,
	2016	2015
Forward exchange contracts	$60,855	$999

(12) Bonds Payable

	As of December 31,
	2016	2015
Unsecured domestic bonds payable	$25,000,000	$25,000,000
Unsecured convertible bonds payable	18,196,332	18,196,332
Less: Discounts on bonds payable	(1,215,401)	(1,559,662)
Total	41,980,931	41,636,670
Less: Current portion	(7,499,426)	-
Net	$34,481,505	$41,636,670

A.   On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$500 million

b.   Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion:

i.    Underlying Securities: ADS of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.  Conversion Price and Adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.   Early Redemption of the Bonds:

UMC redeemed bonds with principal amount of US$324 million as requested by investors on May 27, 2014.  The associated convertible rights were deemed cancelled and the consideration paid for the early redemption was fully allocated to the liability components.  UMC adjusted the carrying amount of the liability components to reflect actual consideration paid and recognized a loss amount to NT$194 million as non-operating income and expenses.  UMC reclassified cancelled convertible rights of NT$441 million from additional paid-in capital - stock options to additional paid-in capital - others.

As bondholders’ redemption and UMC’s repurchases of bonds from open market in prior year amounted to US$466 million, which represented over 90% principal being redeemed; therefore, UMC redeemed the remaining bonds in whole at the Early Redemption Price on June 27, 2014.  The principal amount of the redeemed bonds was US$34 million.  UMC recognized a gain of NT$15 million from the redemption as non-operating income and expense.

In accordance with IAS 32 “Financial Instruments: Presentation” (IAS 32), the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital - stock options amounting to NT$680 million, after reduction of issuance costs amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

B.   In early June, 2012, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in June, 2017 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.63%, and the principal will be repayable in June, 2019 upon maturity.

C.   In mid-March, 2013, UMC issued five-year and seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.35%, and the principal will be repayable in March 2018 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.50%, and the principal will be repayable in March 2020 upon maturity.

D.   In mid-June, 2014, UMC issued seven-year and ten-year domestic unsecured corporate bonds amounting to NT$5,000 million, with a face value of NT$1 million per unit.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million.  Interest will be paid annually at a rate of 1.70%, and the principal will be repayable in June 2021 upon maturity.  The ten-year domestic unsecured corporate bond was issued in the amount of NT$3,000 million.  Interest will be paid annually at a rate of 1.95%, and the principal will be repayable in June 2024 upon maturity.

E.    On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$600 million

b.   Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion:

i.    Underlying Securities: Ordinary shares of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT15.9895 per share on December 31, 2016.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the conversion right before maturity; or

iii.  The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(13) Long-Term Loans

a.       Details of long-term loans as of December 31, 2016 and 2015 are as follows:

	As of December 31,
Lenders	2016	2015	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$21,916	$51,137	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	8,000	12,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	17,530	52,588	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	-	40,156	Effective January 10, 2013 to January 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	39,324	61,794	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	14,843	19,410	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	18,735	22,750	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	6,441	7,300	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	107,027	110,000	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (8)	2,067	2,510	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (9)	5,553	5,900	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan	1,125,000	2,625,000	Repayable quarterly from October 31, 2015 to July 31, 2017 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	1,385,000	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	948,712	1,423,077	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	222,222	444,445	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	950,000	1,900,000	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (1) (Note A)	1,000,000	-	Settlement due on January 25, 2021 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (2) (Note B)	-	2,000,000	Settlement due on August 30, 2016 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note C)	-	1,333,333	Repayable quarterly from December 29, 2014 to December 29, 2016 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note D)	1,000,000	1,000,000	Settlement due on December 25, 2019 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	22,381,561	-	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annually payments with semi-annually interest payments.
Subtotal	29,253,931	12,496,400
Less: Administrative expenses from syndicated loans	(5,241)	(6,942)
Less: Current portion	(3,001,503)	(6,601,721)
Total	$26,247,187	$5,887,737

	For the years ended December 31,
	2016	2015
Interest Rates	0.98%~4.66%	1.10%~2.95%

Note A: UMC entered into a 5-year loan agreement with CTBC Bank, effective from January 25, 2016.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, January 25, 2021.  As of December 31, 2016, the unused line of credit was NT$1.5 billion.

Note B: UMC entered into a 5-year loan agreement with CTBC Bank, effective from August 30, 2011.  The agreement, which offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, August 30, 2016, was early expired on January 25, 2016.  As of December 31, 2015, the unused line of credit was NT$0.5 billion.

Note C: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion.  This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments.  The expiration date of the agreement is December 29, 2016.  As of December 31, 2015, all lines of credit were used.

Note D: UMC entered into a 5-year loan agreement with KGI Bank, effective from September 25, 2014.  The agreement offered UMC a revolving line of credit of NT$2 billion.  This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments.  The expiration date of the agreement is December 25, 2019.  As of December 31, 2016 and 2015, the unused line of credit were NT$0.5 billion and NT$1 billion, respectively.

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14) Post-Employment Benefits

a.  Defined contribution plan

The Labor Pension Act of the R.O.C. (the Act) which became effective on July 1, 2005 is a defined contribution plan.  Employees can elect to continue to apply the relevant pension rules under the Labor Standards Law of the R.O.C., or to apply the pension rules under the Act and maintain the seniority achieved under the Labor Standards Law.  Under the Act, the monthly contributions percentage shall not be less than 6% of these employees’ monthly wages.  The Company and its domestic subsidiaries have been making monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005.  Based on the Act, a total of NT$638 million and NT$620 million were contributed by the Company for the years ended December 31, 2016 and 2015, respectively.  Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the years ended December 31, 2016 and 2015, the Company made total contributions of NT$582 million and NT$531 million, respectively.

b.  Defined benefit plan

i.   The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of an administered pension fund committee. For the years ended December 31, 2016 and 2015, total pension expenses of NT$94 million and NT$111 million, respectively, were recognized by the Company.

ii.  Movements in present value of defined benefit obligation and fair value of plan assets are as follows:

Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2016	2015
Defined benefit obligation at beginning of year	$(5,386,355)	$(5,450,787)
Items recognized as profit or loss:
Service cost	(27,368)	(30,973)
Interest cost	(91,568)	(114,468)
Subtotal	(118,936)	(145,441)
Remeasurements recognized in other comprehensive income (loss):
Arising from changes in demographic assumptions	(105,542)	342,640
Arising from changes in financial assumptions	(42,256)	(336,679)
Experience adjustments	85,962	(56,398)
Subtotal	(61,836)	(50,437)
Benefits paid	84,862	260,310
Defined benefit obligation at end of year	$(5,482,265)	$(5,386,355)

Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2016	2015
Beginning balance of fair value of plan assets	$1,495,554	$1,625,297
Items recognized as profit or loss:
Interest income on plan assets	25,424	34,132
Contribution by employer	91,312	86,198
Payment of benefit obligation	(84,862)	(260,310)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	(14,057)	10,237
Fair value of plan assets at end of year	$1,513,371	$1,495,554

The actual returns on plan assets of the Company for the years ended December 31, 2016 and 2015 were NT$11 million and NT$44 million, respectively.

iii. The defined benefit plan recognized on the consolidated balance sheets are as follows:

	As of December 31,
	2016	2015
Present value of the defined benefit obligation	$(5,482,265)	$(5,386,355)
Fair value of plan assets	1,513,371	1,495,554
Funded status	(3,968,894)	(3,890,801)
Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$ (3,968,894)	$(3,890,801)

iv. The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2016	2015
Cash	21%	21%
Equity instruments	45%	49%
Debt instruments	27%	27%
Others	7%	3%

Employee pension fund is deposited under a trust administered by the Bank of Taiwan.  The overall expected rate of return on assets is determined based on historical trend and actuaries’ expectations on the assets’ returns in the market over the obligation period.  Furthermore, the utilization of the fund is determined by the labor pension fund supervisory committee, which also guarantees the minimum earnings to be no less than the earnings attainable from interest rates offered by local banks for two-year time deposits.

v.  The principal underlying actuarial assumptions are as follows:

	As of December 31,
	2016	2015
Discount rate	1.40%	1.70%
Rate of future salary increase	3.50%	4.00%

vi. Expected future benefit payments are as follows:

Year	As of December 31, 2016
2017	$133,100
2018	149,047
2019	165,507
2020	201,409
2021	252,654
2022 and thereafter	1,955,476
Total	$2,857,193

The Company expects to make pension fund contribution of NT$93 million in 2017.  The weighted-average durations of the defined benefit obligation are 12 years and 13 years as of December 31, 2016 and 2015, respectively.

vii.     Sensitivity analysis:

	As of December 31, 2016
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
Decrease (increase) in defined benefit obligation	$290,068	$(311,920)	$(276,029)	$260,500

	As of December 31, 2015
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
Decrease (increase) in defined benefit obligation	$277,412	$(297,728)	$(262,321)	$248,054

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(15) Deferred Government Grants

	As of December 31,
	2016	2015
Beginning balance	$295,133	$76,259
Arising during the period	9,566,327	254,645
Recorded in profit or loss：
Other operating income	(118,757)	(34,405)
Exchange effect	(445,332)	(1,366)
Ending balance	$9,297,371	$295,133

Current	$888,921	$20,641
Noncurrent	8,408,450	274,492
Total	$9,297,371	$295,133

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

(16) Equity

a.  Capital stock:

i.     UMC had 26,000 million common shares authorized to be issued as of December 31, 2016 and 2015, of which 12,624 million shares and 12,758 million shares were issued as of December 31, 2016 and 2015, respectively, each at a par value of NT$10.

ii.    UMC had 151 million and 136 million ADSs, which were traded on the NYSE as of December 31, 2016 and 2015, respectively.  The total number of common shares of UMC represented by all issued ADSs were 754 million shares and 678 million shares as of December 31, 2016 and 2015, respectively.  One ADS represents five common shares.

iii.   Among the employee stock options issued by UMC on June 19, 2009, 28 million options had been exercised for the year ended December 31, 2015.  The issuance process was completed through the authority.

iv.   UMC sold 61 million shares of treasury stock to employees for the year ended December 31, 2015, which was repurchased during the period from March 15 to May 6, 2013, for the purpose of transferring to employees.

v.    On June 15, 2016, UMC cancelled 134 million shares of treasury stock, which were repurchased during the periods from March 15 to May 6, 2013, for the purpose of transferring to employees.

b.  Treasury stock:

i.     UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase and changes in treasury stock during the years ended December 31, 2016 and 2015 are as follows:

For the year ended December 31, 2016

(In thousands of shares)

Purpose	As of January 1, 2016	Increase	Decrease	As of December 31, 2016
For transfer to employees	333,814	200,000	133,814	400,000

For the year ended December 31, 2015

(In thousands of shares)

Purpose	As of January 1, 2015	Increase	Decrease	As of December 31, 2015
For transfer to employees	194,510	200,000	60,696	333,814

ii.    According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of December 31, 2016 and 2015, were 1,262 million shares and 1,276 million shares, with the maximum payments of NT$86,970 million and NT$90,687 million, respectively.

iii.   In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.   As of December 31, 2016 and 2015, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock.  The closing price on December 31, 2016 and 2015, were NT$11.40 and NT$12.10, respectively.

v.    UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.  Retained earnings and dividend policies:

In consideration of the revision of the Company Act in May 2015, the stockholders’ meeting resolved the amendment of UMC’s Articles of Incorporation on June 7, 2016.  According to the amendment of UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.    Payment of taxes.

ii.   Making up loss for preceding years.

iii.  Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv.  Appropriating or reversing special reserve by government officials or other regulations.

v.  The remaining, plus the previous year’s unappropriated earnings, shall be distributed according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, capital requirements, domestic and overseas competitive environment and capital budget, as well as stockholders’ interest, dividend balance and long-term financial plan of UMC.  The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year. The distribution of stockholders dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

The distribution of earnings for 2015 was approved through the stockholders’ meeting on June 7, 2016, while the distribution of earnings for 2016 was approved through the Board of Directors’ meeting on February 22, 2017.  The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2016	2015	2016	2015
Legal reserve	$831,566	$1,344,862
Cash dividends	6,112,159	6,906,973	$0.50	$0.55

The aforementioned 2015 distributions approved during stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 16, 2016.

The cash dividend per share for 2015 was adjusted to NT$0.56501906 per share according to the resolution of the Board of Directors’ meeting on June 15, 2016.  The adjustment was made for the decrease in outstanding common shares due to the share repurchase program and the cancellation of the treasury stock purchased.

The appropriation of 2016 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date.  Information on the Board of Directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(19) for information on the employees’ compensation and remuneration to directors.

d.  Non-controlling interests:

	For the years ended December 31,
	2016	2015
Beginning balance	$2,027,065	$3,849,798
Attributable to non-controlling interests:
Net loss	(4,452,585)	(612,973)
Other comprehensive income (loss)	(32,318)	(62,114)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	(6,595)	(1,377,306)
Changes in subsidiaries’ ownership	573,668	330,060
Decrease in non-controlling interests	-	(100,400)
Others	4,052,494	-
Ending balance	$2,161,729	$2,027,065

(17) Employee Stock Options

On May 12, 2009, the Company was authorized by the Securities and Futures Bureau of FSC, to issue employee stock options with a total number of 500 million units each.  Each unit entitled an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options would be made through the issuance of new shares by the Company.  The exercise prices of the options were set at the closing prices of the Company’s common stock on the dates of grant.  The contractual lives were 6 years and an optionee might exercise the options in accordance with certain schedules as prescribed by the plans after 2 years from the dates of grant.  All employee stock options expired on June 18, 2015.

A summary of the Company’s stock option plan and related information for the year ended December 31, 2015 is as follows:

	For the year ended December 31, 2015
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
Outstanding at beginning of period	48,729	48,729	$10.40
Exercised	(27,828)	(27,828)	$10.40
Forfeited	(469)	(469)	$10.40
Expired	(20,432)	(20,432)	$10.40
Outstanding at end of period	-	-	$10.40

Exercisable at end of period	-	-	$10.40

The weighted-average share price at the date of exercise of employee stock options for the year ended December 31, 2015 was NT$14.95.

Effective 2008, the compensation expenses related to the Company’s compensatory employee stock option plan were calculated based on fair value.  The compensation expenses for the year ended December 31, 2015 was NT$1 million.

The fair value of the aforementioned options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions.  The assumptions after the adoption of IFRS 2 “Share-based Payment” to account for share-based payments were as follows:

Items	Factors
Expected dividend yields	1.98%
Volatility factors of the expected market price of the Company’s common stock	40.63%
Risk-free interest rate	1.01%
Weighted-average expected life	3.16~5.03 years

The aforementioned expected volatility reflects that the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends.  The expected option life is based on the historical data of periods for previously granted options.  The expected dividend yield is based on historical dividend yield.  The risk-free interest rate is based on average interest rate for Taiwan Government Bond over a period similar to the life of the option.  The estimates used to calculate the fair value of employee stock option cannot predict future events that are likely to occur or the final amounts employees will benefit from these options.  In addition, future events will not affect the reasonableness of the initial calculation for fair value for the stock options.  The compensation expenses for the stock options adjusted annually for the changes in expected forfeiture rates, with the effects recognized in the change period.

(18) Operating Revenues

	For the years ended December 31,
	2016	2015
Net sales
Sale of goods	$142,816,919	$140,640,738
Other operating revenues
Royalty	11,757	18,616
Mask tooling	3,676,365	3,424,335
Others	1,365,083	746,732
Net operating revenues	$147,870,124	$144,830,421

(19) Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2016			2015
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$14,839,388	$6,781,877	$21,621,265	$14,756,493	$6,141,982	$20,898,475
Labor and health insurance	802,913	351,873	1,154,786	820,037	340,102	1,160,139
Pension	965,494	347,871	1,313,365	943,297	319,414	1,262,711
Other Employee benefit expenses	231,270	90,402	321,672	229,491	101,950	331,441
Depreciation	46,805,589	2,790,138	49,595,727	41,022,028	2,381,481	43,403,509
Amortization	790,206	1,502,360	2,292,566	654,711	1,344,390	1,999,101

In consideration of the revision of the Company Act in May 2015, the stockholders’ meeting resolved the amendment of UMC’s Articles of Incorporation on June 7, 2016.  According to the amendment of UMC’s Articles of Incorporation, the employees’ compensation and directors’ remuneration shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses.  The aforementioned employees’ compensation will be distributed in shares or cash.  The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation.  Directors may only receive compensation in cash.  UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees' and director’s compensation and report to the stockholders’ meeting for such distribution.

The distributions of employees’ compensation and remuneration to directors for 2015 have complied with the aforementioned amendment of the UMC’s articles.

The Company estimates the amounts of the employees’ compensation and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the years ended December 31, 2016 and 2015.  The Board of Directors estimated the amount by taking into consideration the amendment of the Articles of Incorporation, government regulations and industry averages.  If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting.  If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.

The distributions of employees’ compensation and remuneration to directors for 2015 were reported to the stockholders’ meeting on June 7, 2016, while the distributions of employees’ compensation and remuneration to directors for 2016 were approved through the Board of Directors’ meeting on February 22, 2017.  The details of distribution are as follows:

	2016	2015
Employees’ compensation – Cash	$930,551	$1,131,180
Directors’ remuneration	9,714	12,086

The aforementioned 2015 employees’ compensation and remuneration to directors approved during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on March 16, 2016.

Information on the aforementioned employees’ compensation and remuneration to directors can be obtained from the “Market Observation Post System” on the website of the TWSE.

(20) Net Other Operating Income and Expenses

	For the years ended December 31,
	2016	2015
Net rental loss from property	$(141,773)	$(84,492)
Gain on disposal of property, plant and equipment	73,014	97,366
Impairment loss of property, plant and equipment	(455,076)	(1,021,010)
Others	260,710	44,402
Total	$(263,125)	$(963,734)

(21) Non-Operating Income and Expenses

a.  Other income

	For the years ended December 31,
	2016	2015
Interest income
Bank deposits	$260,582	$313,620
Others	33,208	42,464
Dividend income	606,193	692,858
Total	$899,983	$1,048,942

b.  Other gains and losses

	For the years ended December 31,
	2016	2015
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$-	$8,462
Financial assets held for trading	60,821	-
Forward exchange contract	93,781	-
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	(3,832)	-
Financial assets held for trading	-	(21,020)
Forward exchange contract	-	(81,895)
Impairment loss
Investments accounted for under the equity method	(837,153)	-
Available-for-sale financial assets, noncurrent	(492,140)	(1,238,932)
Financial assets measured at cost, noncurrent	(293,205)	(6,559)
Gain on disposal of investments	2,097,818	2,495,921
Other gains and losses	233,310	756,666
Total	$859,400	$1,912,643

c.  Finance costs

	For the years ended December 31,
	2016	2015
Interest expenses
Bonds payable	$595,311	$290,132
Bank loans	654,181	180,068
Others	91	110
Financial expenses	164,720	53,555
Total	$1,414,303	$523,865

(22) Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2016
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(75,893)	$-	$(75,893)	$12,899	$(62,994)
Share of remeasurements of defined benefit plans of associates and joint ventures	2,459	-	2,459	-	2,459
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(1,815,947)	-	(1,815,947)	883	(1,815,064)
Unrealized gain (loss) on available-for-sale financial assets	(287,866)	(1,681,770)	(1,969,636)	(37,687)	(2,007,323)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(505,189)	-	(505,189)	23,331	(481,858)
Total other comprehensive income (loss)	$(2,682,436)	$(1,681,770)	$(4,364,206)	$(574)	$(4,364,780)

	For the year ended December 31, 2015
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$(40,200)	$-	$(40,200)	$6,809	$(33,391)
Share of remeasurements of defined benefit plans of associates and joint ventures	(1,831)	-	(1,831)	-	(1,831)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	2,784,800	-	2,784,800	(17,049)	2,767,751
Unrealized gain (loss) on available-for-sale financial assets	(2,843,916)	(916,291)	(3,760,207)	(41,277)	(3,801,484)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(731,131)	677	(730,454)	4,765	(725,689)
Total other comprehensive income (loss)	$(832,278)	$(915,614)	$(1,747,892)	$(46,752)	$(1,794,644)

(23) Income Tax

a.  The major components of income tax expense for the years ended December 31, 2016 and 2015 were as follows:

i.   Income tax expense recorded in profit or loss

	For the years ended December 31,
	2016	2015
Current income tax expense (benefit):
Current income tax charge	$3,931,507	$1,933,447
Adjustments in respect of current income tax of prior periods	(424,939)	(154,769)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(2,768,996)	(1,438,642)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(54,519)	654,065
Adjustment of prior year’s deferred income tax	53,278	(1,690)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	247,232	(115,917)
Income tax expense (benefit) recorded in profit or loss	$983,563	$876,494

ii.  Income tax relating to components of other comprehensive income (loss)

Items that will not be reclassified:

	For the years ended December 31,
	2016	2015
Remeasurements of defined benefit pension plans	$12,899	$6,809

Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2016	2015
Exchange differences on translation of foreign operations	$883	$(17,049)
Unrealized loss (gain) on available-for-sale financial assets	(37,687)	(41,277)
Share of other comprehensive income of associates and joint ventures which may be reclassified subsequently to profit or loss	23,331	4,765
Income tax related to items that may be reclassified subsequently to profit or loss	$(13,473)	$(53,561)

iii. Deferred income tax charged directly to equity

	For the years ended December 31,
	2016	2015
Temporary differences arising from the initial recognition of the equity component separately from the liability component	$-	$(322,001)
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	1,407	479
Income tax charged directly to equity	$1,407	$(321,522)

b.  A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the years ended December 31,
	2016	2015
Income before tax	$4,846,638	$13,712,145
At UMC’s statutory income tax rate of 17%	823,928	2,331,065
Adjustments in respect of current income tax of prior periods	(424,939)	(154,769)
Net changes in loss carry-forward and investment tax credits	1,327,716	705,857
The origination and reversal of temporary differences	253,055	15,482
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(1,707,646)	(1,649,709)
Investment gain	(677,947)	(1,210,741)
Dividend income	(88,518)	(90,201)
Others	254,903	354,485
Basic tax	70,316	-
Estimated 10% income tax on unappropriated earnings	129,974	196,827
Effect of different tax rates applicable to UMC and its subsidiaries	(13,103)	(6,225)
Taxes withheld in other jurisdictions	753,752	16,629
Others	282,072	367,794
Income tax expense recorded in profit or loss	$983,563	$876,494

c.  Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31, 2016		As of December 31, 2015
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Depreciation	$13,031,432	$2,147,042	$5,541,838	$881,603
Loss carry-forward	9,294	842	17,475	2,231
Pension	3,934,999	668,950	3,861,009	656,372
Allowance for sales returns and discounts	1,732,414	294,510	1,007,449	171,266
Allowance for inventory valuation losses	1,988,283	333,472	1,755,537	294,284
Investment loss	1,118,075	190,073	1,061,732	180,495
Unrealized profit (loss) on intercompany sales	5,037,080	856,304	414,431	70,453
Deferred revenue	2,363,471	401,790	-	-
Others	417,821	88,186	118,204	38,231
Total deferred income tax assets		4,981,169		2,294,935

Deferred income tax liabilities
Unrealized exchange gain	(2,327,786)	(395,723)	(1,960,967)	(333,364)
Depreciation	(1,742,959)	(277,365)	(1,036,606)	(155,491)
Investment gain	(2,273,588)	(540,158)	(1,964,799)	(483,806)
Convertible bond option	(1,369,594)	(232,831)	(1,695,120)	(288,170)
Amortizable assets	(2,623,852)	(393,578)	(2,742,811)	(411,422)
Others	(15,395)	(2,617)	(12,818)	(2,179)
Total deferred income tax liabilities		(1,842,272)		(1,674,432)
Net deferred income tax assets		$3,138,897		$620,503

d. Movement of deferred tax

	For the years ended December 31,
	2016	2015
Balance at January 1	$620,503	$83,796
Amounts recognized in profit or loss during the period	2,523,005	902,184
Amounts recognized in other comprehensive income	(574)	(46,752)
Amounts recognized in equity	1,407	(321,522)
Exchange adjustments	(5,444)	2,797
Balance at December 31	$3,138,897	$620,503

e.  The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of December 31, 2016, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2014 and 2012, respectively, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2009.  UMC has applied for a reexamination of the 2012 tax return with the competent tax collection authority as UMC disagreed with the decision made in the tax assessment notice.

f.  UMC was granted income tax exemption for several periods with respect to income derived from the expansion of operations.  The income tax exemption will expire on December 31, 2020.

g.  The Company’s unused investment tax credits were as follows:

As of December 31, 2016：None.

As of December 31, 2015

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2016	$5,596	$5,589

h.  The unutilized accumulated losses for the Company were as follows:

As of December 31, 2016

Expiration Year	Accumulated loss	Unutilized accumulated loss
2017	$15,844	$15,844
2018	165,258	98,221
2019	600,180	600,180
2020	862,586	835,559
2021	6,612,085	6,523,911
2022	2,286,358	2,278,232
2023	4,843,921	4,843,921
2024	2,254,348	2,254,348
2025	4,265,773	4,258,812
2026	2,137,596	2,137,596
2031	6,729	2,526
2032	7,730	5,953
2035	1,382	1,382
Unlimited duration	4,856	4,856
	$24,064,646	$23,861,341

As of December 31, 2015

Expiration Year	Accumulated loss	Unutilized accumulated loss
2016	$21,616	$21,616
2017	15,844	15,844
2018	165,258	98,221
2019	600,180	600,180
2020	799,425	782,909
2021	1,184,838	1,184,838
2022	2,296,589	2,288,463
2023	4,843,921	4,843,921
2024	2,689,506	2,689,506
2025	2,826,695	2,826,695
2031	2,570	2,570
2032	7,864	6,260
2035	1,894	1,894
Unlimited duration	5,141	5,141
	$15,461,341	$15,368,058

i.   As of December 31, 2016 and 2015, deferred tax assets that have not been recognized as they may not be used to offset taxable profits amounted to NT$5,357 million and NT$3,144 million, respectively.

j.   Imputation credit information

	As of December 31,
	2016	2015
Balances of imputation credit amounts	$3,850,306	$2,656,855

The expected creditable ratio for 2016 and the actual creditable ratio for 2015 were 9.16% and 6.68%, respectively.  Imputation credit ratio for individual stockholders residing in R.O.C. will be half of the original ratio according to the Article 66-6 of Income Tax Act.

k.  UMC’s earnings generated in and prior to the year ended December 31, 1997 have been fully appropriated.

l.   As of December 31, 2016 and 2015, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$9,869 million and NT$12,793 million, respectively.

(24) Earnings Per Share

a.  Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year.  The reciprocal stockholdings held by subsidiaries are deducted from the computation of weighted-average number of shares outstanding.

	For the years ended December 31,
	2016	2015
Net income attributable to the parent company	$8,315,660	$13,448,624
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,289,456	12,507,511
Earnings per share-basic (NTD)	$0.68	$1.08

b. Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent company would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds.  For employees’ compensation that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.  Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted earnings per share by application of treasury stock method.  The “assumed proceeds” include the exercise price of the options and the average measured but unrecognized compensation expense during the period.

	For the years ended December 31,
	2016	2015
Net income attributable to the parent company	$8,315,660	$13,448,624
Effect of dilution Unsecured convertible bonds	282,325	172,592
Income attributable to stockholders of the parent	$8,597,985	$13,621,216
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,289,456	12,507,511
Effect of dilution
Employees’ compensation	99,122	143,726
Employee stock options	-	3,199
Unsecured convertible bonds	1,152,306	687,493
Weighted-average number of common stocks after dilution (thousand shares)	13,540,884	13,341,929

Diluted earnings per share (NTD)	$0.63	$1.02

(25) Deconsolidation of Subsidiaries

TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)

In order to integrate resources and reduce operating cost by improving operating performance and expanding economies of scale, TOPCELL’s Board of Directors (TOPCELL, one of the Company’s subsidiaries) resolved to offer a merger with MOTECH INDUSTRIES, INC. (MOTECH) on December 26, 2014.  Six shares of TOPCELL were exchanged for one share of MOTECH.  MOTECH was the surviving company.  On June 1, 2015, the Company derecognized the related assets and liabilities.

a.  TOPCELL’s derecognized assets and liabilities mainly consisted of:

Assets
Cash and cash equivalents	$834,955
Notes and accounts receivable	855,927
Other receivables	60,638
Inventories	495,726
Prepayments	231,288
Property, plant and equipment	3,862,129
Others	106,714
6,447,377
Liabilities
Short-term loans	(3,488,700)
Notes and accounts payable	(409,244)
Other payables	(197,259)
Payables on equipment	(127,297)
Current portion of long-term liabilities	(810,878)
Other current liabilities	(10,107)
Long-term loans	(176,470)
(5,219,955)
Net carrying amount of the disposal group	$1,227,422

b.  Consideration received and gain recognized from the transaction:

Stock received－MOTECH	$1,495,023
Less: Net assets of the subsidiary deconsolidated	(1,227,422)
Add: Non-controlling interests	100,400
Less: Goodwill	(43,072)
Gain on disposal of the shares of subsidiary	$324,929

Gain on disposal of the shares of subsidiary for the year ended December 31, 2015 was recognized as other gains and losses in the consolidated statement of comprehensive income.

c.  Analysis of net cash outflow arising from deconsolidation of the subsidiary:

Cash received	$-
Net cash of subsidiary derecognized	(834,955)
Net cash flow from deconsolidation	$(834,955)

7.    RELATED PARTY TRANSACTIONS

(1)   Significant related party transactions

a.  Operating transactions

Operating revenues

	For the years ended December 31,
	2016	2015
Associates	$1,961,451	$1,132,831
Joint ventures	13,122	14,224
Other related parties	2,305	7,228
Total	$1,976,878	$1,154,283

Accounts receivable, net

	As of December 31,
	2016	2015
Associates	$138,869	$215,402
Joint ventures	1,012	1,161
Other related parties	86	1,834
Total	139,967	218,397
Less： Allowance for sales returns and discounts	(3,057)	(4,937)
Net	$136,910	$213,460

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection periods for domestic sales to related parties were month-end 30~60 days, while the collection periods for overseas sales was net 60 days.

b.    Significant asset transactions

Acquisition of intangible assets

	For the years ended December 31,
	Purchase price
	2016	2015
Associates	$254,611	$129,327

Disposal of available-for-sale financial assets, noncurrent

For the year ended December 31, 2016：None.

			For the year ended December 31, 2015
	Trading Volume (In thousands of shares)	Transaction underlying	Disposal amount	Disposal gain
Associates	336	DRAMEXCHANGE TECH. INC.	$5,400	$2,346

c.     Key management personnel compensation

	For the years ended December 31,
	2016	2015
Short-term employee benefits	$267,501	$292,282
Post-employment benefits	2,773	2,953
Termination benefits	939	1,582
Share-based payment	10	5,772
Others	422	1,039
Total	$271,645	$303,628

8.    ASSETS PLEDGED AS COLLATERAL

As of December 31, 2016 and 2015

	Amount
	As of December 31,
	2016	2015	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$815,195	$815,159	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	251,231	207,510	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	37,084	49,785	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	870	870	National Pingtung University of Science and Technology	Guarantee for engineering project
Refundable Deposits (Time deposit)	286	286	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Refundable Deposits (Time deposit)	-	357	National Pei-men Senior High School	Guarantee for engineering project
Buildings	138,063	145,493	Taiwan Cooperative Bank	Collateral for long-term loans
Machinery and equipment	234,499	414,275	Taiwan Cooperative Bank and Mega International Commercial Bank	Collateral for long-term loans
Total	$1,477,228	$1,633,735

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)   As of December 31, 2016, amounts available under unused letters of credit for importing machinery and equipment was NT$3.3 billion.

(2)   The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$ 15.2 billion.  As of December 31, 2016, the portion of royalties and development fees not yet recognized was NT$ 1.3 billion.

(3)   The Company entered into several construction contracts for the expansion of its factory premise.  As of December 31, 2016, these construction contracts amounted to approximately NT$ 9.2 billion and the portion of the contracts not yet recognized was approximately NT$ 1.8 billion.

(4)   The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2036.  Future minimum lease payments under those leases are as follows:

Year	As of December 31, 2016
2017	$373,373
2018	302,647
2019	298,265
2020	273,545
2021	263,192
2022 and thereafter	2,747,445
Total	$4,258,467

(5)   The Board of Directors of UMC resolved to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services.  Based on the agreement, UMC will submit an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP.  The Company anticipates that its investment could reach approximately US$1.4 billion in the next five years, with instalment funding starting in 2015.  On December 31, 2014, UMC obtained R.O.C. government authority’s approval of the investment application for US$0.7 billion (including indirect investment).  In January 2015, the Company obtained the control over UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. by acquiring more than half of the seats of the Board of Directors.  As of December 31, 2016, the Company has invested RMB 1.8 billion.  Furthermore, according to the agreement, UMC recognized a financial liability in other noncurrent liabilities-others, for the repurchase of other investors’ investments in the company at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by other investors.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

None.

12.  OTHERS

(1)   Categories of financial instruments

	As of December 31,
Financial Assets	2016	2015
Non-derivative financial instruments
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$263,201	$295,708
Financial assets held for trading	665,160	450,135
Subtotal	928,361	745,843
Available-for-sale financial assets	20,415,541	23,800,686
Financial assets measured at cost	2,760,615	3,888,309
Loans and receivables
Cash and cash equivalents (excludes cash on hand)	57,575,264	53,286,490
Receivables	23,965,052	19,964,707
Refundable deposits	2,203,658	2,638,788
Other financial assets, current	323,769	1,066,447
Subtotal	84,067,743	76,956,432
Derivative financial instruments
Financial assets at fair value through profit or loss
Forward exchange contracts	543	1,008
Total	$108,172,803	$105,392,278

	As of December 31,
Financial Liabilities	2016	2015
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$20,550,801	$5,505,049
Payables	34,401,266	33,242,615
Capacity deposit (current portion included)	209,250	358,887
Bonds payable (current portion included)	41,980,931	41,636,670
Long-term loans (current portion included)	29,248,690	12,489,458
Other financial liabilities-noncurrent	20,311,688	6,056,742
Subtotal	146,702,626	99,289,421
Derivative financial instruments
Financial liabilities at fair value through profit or loss
Forward exchange contracts	60,855	999
Total	$146,763,481	$99,290,420

(2)   Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to avoid foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/ weakens against USD by 10%, the profit for the years ended December 31, 2016 and 2015 decreases/increases by NT$33 million and increases/decreases by NT$186 million, respectively. When RMB strengthens/ weakens against USD by 10%, the profit for the years ended December 31, 2016 and 2015 increases/decreases by RMB$777 million and  nil, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rate of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2016 and 2015 to decrease/increase by NT$50 million and NT$18 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s listed equity investments are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale financial assets which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the years ended December 31, 2016 and 2015 by NT$31 million and NT$13 million, respectively.  A change of 5% in the price of the aforementioned available-for-sale financial instrument could increase/decrease the Company’s other comprehensive income for the years ended December 31, 2016 and 2015 by NT$ 976 million and NT$1,150 million, respectively.

(4)   Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of December 31, 2016 and 2015, accounts receivables from the top ten customers represent 63% and 58% of the total accounts receivables of the Company, respectively.  The credit concentration risk of other accounts receivables is insignificant.

(5)   Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2016
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$20,916,531	$-	$-	$-	$20,916,531
Payables	33,996,623	-	-	109,075	34,105,698
Capacity deposits	209,250	-	-	-	209,250
Bonds payable	8,062,161	10,339,221	22,870,813	3,144,137	44,416,332
Long-term loans	4,000,076	7,507,908	9,899,242	12,575,318	33,982,544
Other financial liabilities -noncurrent	-	-	-	22,561,882	22,561,882
Total	$67,184,641	$17,847,129	$32,770,055	$38,390,412	$156,192,237

Derivative financial liabilities
Forward exchange contracts
Net settlement	$(60,855)	$-	$-	$-	$(60,855)

	As of December 31, 2015
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$5,539,169	$-	$-	$-	$5,539,169
Payables	32,882,728	-	-	107,975	32,990,703
Capacity deposits	167,586	191,301	-	-	358,887
Bonds payable	622,936	15,510,038	23,444,199	5,218,410	44,795,583
Long-term loans	6,782,180	4,206,040	1,829,407	62,208	12,879,835
Other financial liabilities -noncurrent	-	-	-	6,778,450	6,778,450
Total	$45,994,599	$19,907,379	$25,273,606	$12,167,043	$103,342,627

Derivative financial liabilities
Forward exchange contracts
Net settlement	$(999)	$-	$-	$-	$(999)

(6)   Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of December 31, 2016

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 285 million	December 1, 2016~February 16, 2017

As of December 31, 2015

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 44 million	December 3, 2015~January 28, 2016

(7)   Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —   Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.  Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$665,160	$49,009	$-	$714,169
Financial assets at fair value through profit or loss, noncurrent	171,700	43,035	-	214,735
Available-for-sale financial assets, noncurrent	10,517,662	64,242	9,833,637	20,415,541
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	60,855	-	60,855

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$450,135	$214,783	$-	$664,918
Financial assets at fair value through profit or loss, noncurrent	-	81,933	-	81,933
Available-for-sale financial assets, noncurrent	14,571,610	142,231	9,086,845	23,800,686
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	999	-	999

Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets that are categorized into level 1 are based on the quoted market prices in active market.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

During the years ended December 31, 2016 and 2015, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2016	$7,138,180	$782,409	$1,166,256	$9,086,845
Recognized in profit (loss)	(157,547)	(13,152)	(160,081)	(330,780)
Recognized in other comprehensive income (loss)	517,475	22,651	(5,691)	534,435
Acquisition	20,702	180,022	121,453	322,177
Disposal	(34,732)	(20,945)	-	(55,677)
Transfer to Level 3	211,217	-	95,030	306,247
Exchange effect	(7,543)	(8,689)	(13,378)	(29,610)
As of December 31, 2016	$7,687,752	$942,296	$1,203,589	$9,833,637

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2015	$5,236,004	$-	$781,148	$6,017,152
Recognized in profit (loss)	(135,241)	-	-	(135,241)
Recognized in other comprehensive income (loss)	(147,552)	(1,681)	24,777	(124,456)
Acquisition	3,083,316	464,105	636,300	4,183,721
Disposal	(48,762)	-	(300,000)	(348,762)
Transfer to Level 3	14,854	307,230	-	322,084
Transfer out of Level 3	(878,338)	-	-	(878,338)
Exchange effect	13,899	12,755	24,031	50,685
As of December 31, 2015	$7,138,180	$782,409	$1,166,256	$9,086,845

Recognized as part of profit (loss) above, the loss from financial assets still held by the Company as of December 31, 2016 and 2015 were NT$331 million and NT$134 million, respectively.

Recognized as part of other comprehensive income (loss) above, the income from financial assets still held by the Company as of December 31, 2016 and 2015 were NT$ 534 million and NT$90 million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

b.  Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payables is estimated by the market price or estimated using valuation model.  The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and capacity deposits approximate their carrying amount due to their maturities within one year.

As of December 31, 2016

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$42,835,431	$25,182,667	$17,652,764	$-	$41,980,931
Long-term loans (current portion included)	29,248,690	-	29,248,690	-	29,248,690

As of December 31, 2015

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables	$42,325,673	$25,134,763	$17,190,910	$-	$41,636,670
Long-term loans (current portion included)	12,489,458	-	12,489,458	-	12,489,458

(8)   Significant assets and liabilities denominated in foreign currencies

	As of December 31,
	2016			2015
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,818,805	32.18	$58,536,610	$1,725,145	32.75	$56,491,956
JPY	8,754,059	0.2737	2,395,616	9,788,783	0.2673	2,616,896
EUR	4,261	33.58	143,085	2,843	35.43	100,737
SGD	38,785	22.22	861,785	47,351	23.18	1,097,581
RMB	1,009,411	4.59	4,637,317	647,490	4.97	3,220,014

Non-Monetary items
USD	143,489	32.20	4,620,359	130,593	32.76	4,278,209
JPY	10,919,474	0.2737	2,988,660	10,919,474	0.2709	2,958,086

Financial Liabilities
Monetary items
USD	721,235	32.30	23,296,086	746,826	32.86	24,540,716
JPY	6,596,609	0.2778	1,832,538	9,414,887	0.2750	2,589,093
EUR	3,642	34.11	124,239	2,253	36.10	81,332
SGD	34,525	22.40	773,358	46,302	23.36	1,081,629
RMB	13,282,794	4.64	61,685,360	1,373,296	5.02	6,898,065

The exchange gain or loss from monetary financial assets and liabilities
USD			18,541			358,721
JPY			40,712			117,978
EUR			20,864			(19,908)
SGD			(23,102)			(18,603)
RMB			(1,559,456)			7,428
Other			537			(76,305)

(9)   Significant intercompany transactions among consolidated entities for the years ended December 31, 2016 and 2015 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company has maintained the same capital management strategy for the year ended December 31, 2016 as compared to the years ended December 31, 2015, which is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of December 31, 2016 and 2015 were as follows:

	As of December 31,
	2016	2015
Total liabilities	$167,913,558	$108,549,407
Less: Cash and cash equivalents	(57,578,981)	(53,290,433)
Net debt	110,334,577	55,258,974
Total equity	218,741,624	228,817,403
Total capital	329,076,201	$284,076,377
Debt to capital ratios	33.53%	19.45%

13.  ADDITIONAL DISCLOSURES

(1)   The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.   Financing provided to others for the year ended December 31, 2016: Please refer to Attachment 2.

b.   Endorsement/Guarantee provided to others for the year ended December 31, 2016: Please refer to Attachment 3.

c.   Securities held as of December 31, 2016 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.   Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2016: Please refer to Attachment 5.

e.   Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2016: Please refer to Attachment 6.

f.    Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2016: Please refer to Attachment 7.

g.   Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2016: Please refer to Attachment 8.

h.   Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of December 31, 2016: Please refer to Attachment 9.

i.    Names, locations and related information of investees as of December 31, 2016 (excluding investment in Mainland China): Please refer to Attachment 10.

j.    Financial instruments and derivative transactions: Please refer to Note 12.

(2)   Investment in Mainland China

a.   Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.  Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1 (Note 5).

14.  OPERATING SEGMENT INFORMATION

(1)   The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of December 31, 2016, the Company had the following segments: wafer fabrication and new business.  The operating segment information was prepared according to the accounting policies described in Note 4.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the years ended December 31, 2016 and 2015 were as follows:

	For the year ended December 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$147,444,265	$425,859	$147,870,124	$-	$147,870,124
Net revenue from sales among intersegments	-	6,547	6,547	(6,547)	-
Segment net income (loss), net of tax	4,218,948	(1,661,885)	2,557,063	1,306,012	3,863,075
Capital expenditure	91,542,436	18,203	91,560,639	-	91,560,639
Depreciation	49,288,201	402,834	49,691,035	-	49,691,035
Share of profit or loss of associates and joint ventures	(1,285,380)	(210,746)	(1,496,126)	1,306,012	(190,114)
Income tax expense (benefit)	992,580	(9,017)	983,563	-	983,563
Impairment loss	1,296,529	781,045	2,077,574	-	2,077,574

	For the year ended December 31, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$141,705,196	$3,125,225	$144,830,421	$-	$144,830,421
Net revenue from sales among intersegments	-	15,725	15,725	(15,725)	-
Segment net income (loss), net of tax	13,569,672	(1,731,181)	11,838,491	997,160	12,835,651
Capital expenditure	60,386,300	117,849	60,504,149	-	60,504,149
Depreciation	42,833,022	639,986	43,473,008	-	43,473,008
Share of profit or loss of associates and joint ventures	(869,190)	(58,513)	(927,703)	997,160	69,457
Income tax expense (benefit)	880,170	(3,676)	876,494	-	876,494
Impairment loss	1,465,036	801,465	2,266,501	-	2,266,501

	As of December 31, 2016
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$384,870,981	$3,213,397	$388,084,378	$(1,429,196)	$386,655,182
Segment liabilities	$166,110,998	$1,857,130	$167,968,128	$(54,570)	$167,913,558

	As of December 31, 2015
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$335,087,629	$5,484,681	$340,572,310	$(3,205,500)	$337,366,810
Segment liabilities	$106,609,990	$1,942,746	$108,552,736	$(3,329)	$108,549,407

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

(2)   Geographic information

a.  Revenue from external customers

	For the years ended December 31,
	2016	2015
Taiwan	$46,493,583	$46,015,882
Singapore	26,753,960	18,316,785
China (includes Hong Kong)	13,732,391	11,722,585
Japan	4,501,057	10,141,883
USA	13,713,202	12,794,864
Europe	29,253,755	33,882,327
Others	13,422,176	11,956,095
Total	$147,870,124	$144,830,421

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

b.  Non-current assets

	As of December 31,
	2016	2015
Taiwan	$141,692,141	$152,936,469
Singapore	22,891,986	24,372,975
China (includes Hong Kong)	69,461,494	19,956,012
USA	22,734	21,530
Europe	165,794	178,625
Others	113	168
Total	$234,234,262	$197,465,779

Non-current assets include property, plant and equipment, intangible assets, prepayment for equipment and other noncurrent assets.

(3)   Major customers

Individual customers accounting for at least 10% of net sales for the years ended December 31, 2016 and 2015 were as follows:

	For the years ended December 31,
	2016	2015
Customer A from wafer fabrication segment	$20,816,001	$20,761,648

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the year ended December 31, 2016

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$69,676,143	Net 60 days	47%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	9,122,728	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	4,056,027	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	681,621	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	379,332 (Note 5)	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	3,091,249	-	1%
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	1	Sales	148,266	Month-end 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	1	Accounts receivable	337	-	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	429,216	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	99,626	-	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	161,809	Net 60 days	0%
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	30,294	-	0%

For the year ended December 31, 2015

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$62,952,979	Net 60 days	43%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,615,622	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	9,716,823	Net 60 days	7%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	2,299,403	-	1%
1	WAVETEK MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS CORPORATION	2	Sales	928,335	Net 30 days	1%
1	WAVETEK MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS CORPORATION	2	Accounts receivable	128,809	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	657,149	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	108,932	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	151,935	Net 60 days	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Accounts receivable	16,480	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, United Semiconductor (Xiamen) Co., Ltd., in the amount of US$0.15 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the year ended December 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	YES	$4,250,400	$4,250,400	$-	-	The need for short-term financing	$-	Business turnover	$-	None	$-	$4,331,598	$21,657,989

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1, LLC	Other receivables	No	$3,026	$2,680	$2,680	9.00%	Need for operating	$2,680	-	$2,680	None	$-	$43,395	$69,432

OAKWOOD ASSOCIATES LIMITED
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note4)	Limit of total financing amount (Note4)

													Item	Value
1	OAKWOOD ASSOCIATES LIMITED	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Other receivables - related parties	Yes	$636,200	$-	$-	-	The need for short-term financing	$-	Business turnover	$-	None	$-	$1,095,891	$8,767,128

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 40% of the borrower's net assets value as of the period or 2% of the lender's net assets value as of the period, whichever is lower.

Limit of total financing amount shall not exceed 10% of the Company’s net asset value.

Note 3: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 25% of the lender's net assets value as of the period or the needed amount for operation, which is higher.

Limit of total financing amount shall not exceed 40% of latest financial statements of lender.
Note 4: Limit of financing amount for individual counter-party shall not exceed 5% of the lender's net assets value as of the period or the needed amount for operation, which is lower.
Limit of total financing amount shall not exceed 40% of latest financial statements of lender.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the year ended December 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance (Note 5)	Actual amount provided (Note 5)	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORP.	3	$10,828,995	$1,700,000	$1,700,000	$1,385,000	$-	0.78%	$43,315,979

NEXPOWER TECHNOLOGY CORP.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	NEXPOWER TECHNOLOGY CORP.	SOCIALNEX ITALIA 1 S.R.L.	2	$-	$18,802	$18,802	$18,802	$18,802	-	$-

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 7)					Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 7)
		Company name	Releationship (Note 2)		Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$21,083,784	$9,470,588	$9,470,588	$6,629,412	$-	44.92%	$21,083,784

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company that has a business relationship with endorsor/guarantor.
2. A subsidary in which endorsor/guarantor holds directly over 50% of equity interest.
3. An investee in which endorsor/guarantor and its subsidiaries hold over 50% of equity interest.
4. An investor which holds directly or indirectly over 50% of equity interest of endorsor/guarantor.
5. A company that has provided guarantees to endorsor/guarantor, and vice versa, due to contractual requirements.
6. An investee in which endorsor/guarantor conjunctly invests with other stockholders, and for which endorsor/guarantor has provided endorsement/guarantee in proportion to its stockholding percentage.

Note 3: The amount of endorsements/guarantees shall not exceed 20% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:

1. The amount of endorsements/guarantees for any single entity shall not exceed 5% of net worth of endorsor/guarantor.

2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.

The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 40% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 20% of the Company's net worth.

As the endorsements/guarantees amount of NEXPOWER TECHNOLOGY CORP. has exceeded the limit, the Company has drawn up a plan to improve.
Note 4: Limit of total endorsed/guaranteed amount shall not exceed 20% of UMC's net assets value as of December 31, 2016.

Note 5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORP's syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million.

As of December 31, 2016, actual amount provided was NT$1,385 million.
Note 6: Limit of total endorsed/guaranteed amount shall not exceed 40% of NEXPOWER TECHNOLOGY CORP's net assets value as of December 31, 2016.
As the endorsements/guarantees amount of NEXPOWER TECHNOLOGY CORP. has exceeded the limit, the Company has drawn up a plan to improve.
Note 7: Limit of total endorsed/guaranteed amount shall not exceed 100% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of December 31, 2016.
The amount of endorsements/guarantees for any single entity shall not exceed 100% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of December 31, 2016.

The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 40% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 20% of the Company's net worth.

ATTACHMENT 4 (Securities held as of December 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				December 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	$129,457	6.56	$129,457	None
Stock	ELITE SEMICONDUCTOR MEMORY TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, current	3,643	121,130	1.29	121,130	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	107,200	1.20	107,200	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	67,410	0.23	67,410	None
Stock-Preferred stock	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	3,166	189,960	0.38	189,960	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	110,356	716,209	19.70	716,209	None
Stock	UNIMICRON HOLDING LIMITED	-	Available-for-sale financial assets, noncurrent	20,000	666,540	17.67	666,540	None
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	-	Available-for-sale financial assets, noncurrent	18,447	2,988,660	15.87	2,988,660	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	-	15.75	-	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	196,136	2,432,087	12.84	2,432,087	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	24,674	1,220,142	10.91	1,220,142	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	8,914	49,028	9.49	49,028	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	13,960	420,893	8.84	420,893	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,680	1,295,762	7.66	1,295,762	None
Stock	PROMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	164,990	-	6.49	-	None
Stock	AMIC TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	12,521	129,464	4.26	129,464	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	16,445	1,751,349	2.70	1,751,349	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	20,483	516,164	1.75	516,164	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	10,715	248,052	0.98	248,052	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,315	25,778	0.82	25,778	None
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	-	17.63	Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	Note	None
Stock	EMIVEST AEROSPACE CORP.	-	Financial assets measured at cost, noncurrent	1,124	-	1.50	Note	None

ATTACHMENT 4 (Securities held as of December 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				December 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	$263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	-	-	N/A	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2016.

FORTUNE VENTURE CAPITAL CORP.

				December 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	CTBC HWA-WIN MONEY MARKET FUND	-	Financial assets at fair value through profit and loss, current	4,581	$50,003	-	$50,003	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,500	26,750	10.23	26,750	None
Stock	ACT GENOMICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,600	45,954	10.13	45,954	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,718	56,235	9.14	56,235	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	11,910	82,296	8.67	82,296	None
Stock	BORA PHARMACEUTICALS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,768	115,819	7.57	115,819	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,500	284,445	7.00	284,445	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	8,529	85,291	5.61	85,291	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,968	31,681	5.31	31,681	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	1,785	-	4.81	-	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,300	99,000	4.74	99,000	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	358	2,774	4.33	2,774	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	425	1,615	4.02	1,615	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,000	57,150	3.71	57,150	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,059	104,008	3.42	104,008	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,907	96,174	3.08	96,174	None

ATTACHMENT 4 (Securities held as of December 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				December 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	10,473	$90,049	2.86	$90,049	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	434	2,469	2.06	2,469	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	2,520	-	2.03	-	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	231	-	1.79	-	None
Stock	ANDES TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	562	39,714	1.51	39,714	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	219,100	1.37	219,100	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	2,720	21,953	1.28	21,953	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	842	8,744	1.28	8,744	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Available-for-sale financial assets, noncurrent	1,000	28,080	0.99	28,080	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	31,042	0.84	31,042	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	285	1,566	0.30	1,566	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	520	92,517	0.26	92,517	None
Stock	GLOBALWAFERS CO., LTD.	-	Available-for-sale financial assets, noncurrent	784	90,208	0.21	90,208	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	593	197,327	0.20	197,327	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Available-for-sale financial assets, noncurrent	16,079	183,297	0.13	183,297	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	2,344	23,441	19.65	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	766	587	10.67	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	4,275	39,391	6.67	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	2,916	21,057	5.00	Note	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	193	450	3.81	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	265	-	3.16	Note	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	-	Financial assets measured at cost, noncurrent	4,610	-	1.02	Note	None
Stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	21	102	-	Note	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	311	5,431	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2016.

ATTACHMENT 4 (Securities held as of December 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				December 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	DAFENG TV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,700	$171,700	-	$171,700	None
Stock	WINKING ENTERTAINMENT LTD.	-	Available-for-sale financial assets, noncurrent	6,433	234,054	17.53	234,054	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	150,500	193,844	15.29	193,844	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	9	287,948	9.00	287,948	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,500	24,150	4.05	24,150	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,775	18,428	2.69	18,428	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	2,451	13,483	2.61	13,483	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,377	779,084	2.20	779,084	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	6	187,800	1.17	187,800	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	31,042	0.84	31,042	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,371	220,248	0.77	220,248	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	1,978	80,603	0.64	80,603	None
Stock	MONTAGE TECHNOLOGY GLOBAL HOLDINGS, LTD.	-	Available-for-sale financial assets, noncurrent	125	93,585	0.41	93,585	None
Stock	GLOBALWAFERS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,084	124,708	0.29	124,708	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	593	197,168	0.20	197,168	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Available-for-sale financial assets, noncurrent	26,499	256,030	-	256,030	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LIMITED	-	Available-for-sale financial assets, noncurrent	22,500	72,450	-	72,450	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Available-for-sale financial assets, noncurrent	279	128,800	-	128,800	None
Stock-Preferred stock	CLOUD MOMENT (CAYMAN) INC.	-	Available-for-sale financial assets, noncurrent	359	31,105	-	31,105	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets measured at cost, noncurrent	2,606	183,679	-	N/A	None
Stock-Preferred stock	IMO, INC.	-	Financial assets measured at cost, noncurrent	8,519	150,266	-	N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets measured at cost, noncurrent	2,685	105,016	-	N/A	None

ATTACHMENT 4 (Securities held as of December 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				December 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets measured at cost, noncurrent	5,332	$87,857	-	N/A	None
Stock-Preferred stock	IAPPPAY TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	1,004	103,355	-	N/A	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	16,418	-	N/A	None

UNITRUTH INVESTMENT CORP.

				December 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,046	$42,328	6.88	$42,328	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,200	12,840	4.91	12,840	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	6,039	41,727	4.39	41,727	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	6,374	63,739	4.19	63,739	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	314	2,434	3.80	2,434	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,000	21,300	2.22	21,300	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	229	870	2.17	870	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	752	12,100	2.03	12,100	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	683	-	1.84	-	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	266	2,756	0.40	2,756	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	30	-	0.23	-	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	148	814	0.16	814	None
Stock	NIEN MADE ENTERPRISE CO., LTD.	-	Available-for-sale financial assets, noncurrent	176	58,380	0.06	58,380	None

ATTACHMENT 4 (Securities held as of December 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				December 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	ALPINE ANALYTICS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	1,505	-	USD	1,505	None
Convertible bonds	INEDA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,336	-	USD	1,336	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	11,588	15.71	USD	11,588	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Available-for-sale financial assets, noncurrent	-	USD	295	14.33	USD	295	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	553	14.29	USD	553	None
Stock	ALL-STARS SP IV LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,334	5.03	USD	6,334	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Available-for-sale financial assets, noncurrent	4	USD	3,974	4.00	USD	3,974	None
Fund	SIERRA VENTURES XI, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	492	1.76	USD	492	None
Fund	STORM VENTURES FUND V, L.P.	-	Available-for-sale financial assets, noncurrent	-	USD	1,214	1.69	USD	1,214	None
Stock	MOBILE IRON, INC.	-	Available-for-sale financial assets, noncurrent	1,205	USD	4,517	1.37	USD	4,517	None
Stock	ALL-STARS XMI LTD.	-	Available-for-sale financial assets, noncurrent	7	USD	6,804	1.37	USD	6,804	None
American Depositary Shares	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	200	USD	6,304	0.03	USD	6,304	None
Stock-Preferred stock	CNEX LABS, INC.	-	Available-for-sale financial assets, noncurrent	2,495	USD	4,350	-	USD	4,350	None
Stock-Preferred stock	GLYMPSE, INC.	-	Available-for-sale financial assets, noncurrent	1,349	USD	4,653	-	USD	4,653	None
Stock-Preferred stock	ATSCALE, INC.	-	Available-for-sale financial assets, noncurrent	5,324	USD	3,661	-	USD	3,661	None
Stock-Preferred stock	INEDA SYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	6,545	USD	1,047	-	USD	1,047	None
Stock-Preferred stock	SENSIFREE LTD.	-	Available-for-sale financial assets, noncurrent	276	USD	1,500	-	USD	1,500	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Available-for-sale financial assets, noncurrent	52	USD	1,000	-	USD	1,000	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	20,000	USD	2,000	-	USD	2,000	None
Stock-Preferred stock	EPIC! CREATIONS, INC.	-	Available-for-sale financial assets, noncurrent	1,812	USD	3,000	-	USD	3,000	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Available-for-sale financial assets, noncurrent	3,235	USD	1,000	-	USD	1,000	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD	7,035	-		Note	None

ATTACHMENT 4 (Securities held as of December 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				December 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95		$-	-	Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	175	USD	1,000	-	N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	12,241	USD	5,828	-	N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,500	USD	3,000	-	N/A	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets measured at cost, noncurrent	4,980	USD	4,980	-	N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD	5,000	-	N/A	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets measured at cost, noncurrent	2,855	USD	4,580	-	N/A	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	3,525	USD	4,019	-	N/A	None
Stock-Preferred stock	ALPINE ANALYTICS, INC.	-	Financial assets measured at cost, noncurrent	1,749	USD	4,500	-	N/A	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets measured at cost, noncurrent	9,461	USD	6,011	-	N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750		-	-	N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	173		-	-	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770		-	-	N/A	None
Stock-Preferred stock	EV2 HOLDINGS, INC.(formerly ENVERV, INC.)	-	Financial assets measured at cost, noncurrent	1,621		-	-	N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	-	Financial assets measured at cost, noncurrent	-		-	-	N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	2,406	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2016.

UMC NEW BUSINESS INVESTMENT CORP.
				December 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SOLARGATE TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	957	$-	15.94	$-	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,150	19,373	6.93	19,373	None
Stock	MOTECH INDUSTRIES, INC.	-	Available-for-sale financial assets, noncurrent	23,498	665,006	4.81	665,006	None

ATTACHMENT 4 (Securities held as of December 31, 2016) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
				December 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	4,089	$-	3.29	$-	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	10,000	16,600	0.45	16,600	None
Fund	PAMIRS FUND SEGREGATED PORTFOLIO II	-	Available-for-sale financial assets, noncurrent	-	7,092	-	7,092	None

TERA ENERGY DEVELOPMENT CO., LTD.
				December 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TIAN TAI YI ENERGY CO., LTD.	-	Financial assets measured at cost-noncurrent	356	$3,556	5.56	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2016.

NEXPOWER TECHNOLOGY CORP.
				December 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost-noncurrent	54	$3,244	18.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2016.

SINO PARAGON LIMITED
				December 31, 2016
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	SPARKLABS KOREA FUND II, L.P.	-	Available-for-sale financial assets, noncurrent	-	$16,100	16.67	$16,100	None
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Available-for-sale financial assets, noncurrent	-	64,400	11.46	64,400	None

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	TRIKNIGHT CAPITAL CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	-	-	$-	84,000	$840,000	-	$-	$-	$-	84,000	$836,752 (Note 2)

Note 1 :						The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.
Note 2 :						The ending balance includes share of loss of associates and joint ventures of $(3,248) thousand.

FORTUNE VENTURE CAPITAL CORP.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	MOTECH INDUSTRIES INC.	Available-for-sale financial assets, noncurrent	Open market	-	11,894	$537,601	-	$-	11,894	$430,861	$424,015	$6,846	-	$-
Stock	NIEN MADE ENTERPRISE CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	3,093	699,015	-	-	2,500	744,797	239,986	504,811	593	197,327

Note 1 :						The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.
Note 2 :						The disposal cost represents historical cost.

TLC CAPITAL CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	Available-for-sale financial assets, noncurrent	Open market/Over the counter	-	8,404	$1,021,911	-	$-	4,027	$579,831	$19,719	$560,112	4,377	$779,084
Stock	NIEN MADE ENTERPRISE CO., LTD.	Available-for-sale financial assets, noncurrent	Open market/Over the counter	-	3,093	699,015	-	-	2,500	799,356	240,032	559,324	593	197,168

Note 1 :						The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.
Note 2 :						The disposal cost represents historical cost

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance			Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)		Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidiary	-	USD	92,351	-	USD	187,209	-	$-	$-	$-	-	USD	208,203 (Note 2)

Note 1 :												The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.
Note 2 :

The ending balance includes share of loss of associates and joint ventures of USD (53,887) thousand, additional paid-in capital adjustment under equity method of USD 31 thousand and exchange differences on translation of foreign operations adjustment under equity method of USD (17,501) thousand.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the year ended December 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$69,676,143	51%	Net 60 days	N/A	N/A		$9,122,728	35%
UMC GROUP JAPAN	Subsidiary	Sales		4,056,027	3%	Net 60 days	N/A	N/A		681,621	3%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		1,770,171	1%	Month-end 45 days	N/A	N/A		109,532	0%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		379,332	0%	Net 30 days	N/A	N/A		3,091,249	12%
WAVETEK MICROELECTRONICS CORPORATION	Subsidiary	Sales		148,266	0%	Month-end 30 days	N/A	N/A		337	0%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	2,168,168	99%	Net 60 days	N/A	N/A	USD	283,315	99%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	13,280	1%	Net 60 days	N/A	N/A	USD	3,094	1%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	12,595,210	96%	Net 60 days	N/A	N/A	JPY	2,481,718	96%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	JPY	540,116	4%	Net 60 days	N/A	N/A	JPY	110,252	4%

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the year ended December 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	USD	13,280	5%	Net 60 days	N/A	N/A	USD	3,094	7%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	USD	5,822	2%	Net 45 days	N/A	N/A	USD	911	2%
UMC GROUP JAPAN	Associate	Sales	USD	5,006	2%	Net 60 days	N/A	N/A	USD	941	2%

WAVETEK MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases		$142,749	17%	Net 30 days	N/A	N/A		$10	0%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	RMB	23,233	5%	Net 30 days	N/A	N/A	RMB	186	1%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of December 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-	$9,122,728	$22	$9,122,750	8.33	$-	-	$8,776,512	$8,507
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	-	3,091,249	250,375	3,341,624	0.25	360,440	Collection in subsequent period	1,450,560	-
UMC GROUP JAPAN	Subsidiary	-	681,621	179	681,800	2.72	43,194	Collection in subsequent period	281,549	-
FARADAY TECHNOLOGY CORPORATION	Associate	-	109,532	22	109,554	12.03	-	-	109,554	-

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2016) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,713,077	$39,517	$39,517
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	143,244	2,709	2,709
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	4,163,927	(401,865)	(401,865)
GREEN EARTH LIMITED	Samoa	Investment holding	USD	10,000	USD	10,000	10,000	100.00	252,293	(3,250)	(3,250)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		6,000,000		6,000,000	526,600	100.00	6,878,396	156,243	156,243
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		6,000,000		6,000,000	600,000	100.00	1,458,529	(591,519)	(595,746)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	45,411	(498)	(498)
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		4,160,053		5,000,053	374,800	100.00	5,114,296	610,751	601,666
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	192,420	33,651	33,651
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	17,961	1,026	1,026
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	3,500	USD	3,000	3,500	100.00	461,473	29,206	29,206
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600		-	2,600	100.00	83,707	(10)	(10)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	266,862	USD	266,712	626,566	91.08	19,946,527	(654,122)	(595,808)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,707,482		1,707,482	126,230	77.74	516,823	65,483	50,906
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	75,502	(10,325)	(2,072)
MEGA MISSION LIMITED PARTNERSHIP	Cayman Islands	Investment holding	USD	67,500	USD	67,500	-	45.00	1,823,457	(252,959)	(113,832)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,529,169		5,529,164	38,247	43.10	(53,532)	(1,051,467)	(453,167)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	531,373	(2,922)	(1,227)
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		840,000		-	84,000	40.00	836,752	(8,121)	(3,248)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	147,908	36.49	3,108,112	369,825	134,942
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	31.94	2,283,670	347,972	111,168
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.94	1,675,826	(415,800)	(57,980)

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2016) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		$800,000		$800,000	132,660	100.00	$690,603	$(108,098)	$(108,098)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		245,573		245,573	14,689	19.62	229,067	59,157	10,252
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		768,930		768,930	6,116	6.89	(8,561)	(1,051,467)	(72,470)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		5,454		5,454	735	0.45	4,687	65,483	296

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$18,859	$4,893	$4,893
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	9,722	(16)	(8)
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		111,964		186,606	11,196	45.16	176,912	53,974	14,862
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	2,372	USD	3,872	-	31.40	61,780	(118,257)	(37,128)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	28.63	85,720	(54,979)	(15,741)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		778,019		778,019	4,033	4.54	(5,644)	(1,051,467)	(47,782)

UNITRUTH INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		$559,700		$559,700	11,550	13.01	$(16,165)	$(1,051,467)	$(136,847)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		41,007		41,007	492	0.66	7,670	59,157	343
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		3,402		3,402	459	0.28	2,923	65,483	185

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2016) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	525	USD	8	USD	8
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	11,035	USD	11,035	2,724	23.32	USD	4,670	USD	(926)	USD	(216)
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	3,460	USD	6,715	USD	558
ECP VITA PTE. LTD.	Singapore	Insurance		-	USD	9,000	-	-		-	USD	(820)	USD	(2,424)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$190,752		$190,752	27,655	100.00		$173,580		$(59,722)		$(62,037)
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		577,030		577,030	43,173	82.76		105,536		(85,113)		(70,441)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78		-		(30,447)		(8,507)
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		257,083		(762,380)		(191,660)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	1,092	USD	1,092	1,092	100.00		$122,324		$16,036		$16,036
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00		-		(5,395)		(2,697)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		-		(30,447)		(3,654)

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2016) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	900	USD	600	900	100.00		$5,775		$(7,398)		$(7,398)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00		$2,402		$121		$121

NEXPOWER TECHNOLOGY CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00		$119,442		$(1,135)		$(1,135)
NPT HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00		0		-		-

NPT HOLDING LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NLL HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00		$0		$-		$-

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	326,678	USD	(20,056)	USD	(20,056)

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2016				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	326,678	USD	(20,056)	USD	(20,056)

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2016) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00	$32,505	$(141)	$(141)
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	32,724	450	450
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000		-	9,000	100.00	427,646	(26,494)	51,849
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services	JPY	35,000		-	4	100.00	9,543	(37)	(37)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2016			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	50	USD	50	-	100.00	$682	$(386)	$(386)

ATTACHMENT 11 (Investment in Mainland China as of December 31, 2016)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2016		Investment flows		Accumulated outflow of investment from Taiwan as of December 31, 2016				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying value as of December 31, 2016		Accumulated inward remittance of earnings as of December 31, 2016

							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$25,760 800)	(ii)SOARING COPITAL CORP.	(USD	$25,760 800)	$-	$-	(USD	$25,760 800)		$5,142	100.00%		$5,142 2. (iii)		$18,467		$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,378,200 300,000)	(i)	(USD	43,792 1,360)	-	-	(USD	43,792 1,360)		(61,495)	50.00%		(30,747) 2. (ii)		-		-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	(RMB	1,286,320 280,000)	(iii)SHANDONG HUAHONG ENERGY INVEST CO., INC.	(USD	673,946 20,930)	-	-	(USD	673,946 20,930)		(62,934)	50.00%		(31,467) 2. (ii)		-		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	99,820 3,100)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	99,820 3,100)	-	-	(USD	99,820 3,100)		16,101	100.00%		16,101 2. (iii)		115,463	(USD	126,771 3,937)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,704,800 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	652,050 20,250)	-	-	(USD	652,050 20,250)	(RMB	(722,356) (157,239))	25.14%	(RMB	(181,596) (39,529)) 2. (ii)	(RMB	242,825 52,857)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(USD	12,236,000 380,000)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	8,588,126 266,712)	4,830 (USD 150)	-	(USD	8,592,956 266,862)	(USD	(646,479) (20,077))	91.08% (Note 4)	(USD	(588,841) (18,287)) 2. (ii)	(USD	19,203,661 596,387)		-
UMC (BEIJING) LIMITED	Marketing support activities	(USD	16,100 500)	(ii)UMC INVESTMENT (SAMOA) LIMITED	(USD	16,100 500)	-	-	(USD	16,100 500)		54	100.00% (Note 5)		54 2. (iii)		15,011		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	137,820 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	13,754 2,994)	91.08%	(RMB	12,528 2,727) 2. (iii)	(RMB	135,711 29,541)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	28,744,125 6,256,884)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		- (Note 6)	(RMB	(5,473,324) (1,191,407))	26.79%	(RMB	(1,497,998) (326,077)) 2. (iii)	(RMB	6,217,037 1,353,295)		-

Accumulated investment in Mainland China as of December 31, 2016		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$10,104,424 (USD 313,802)			$35,790,912 (USD 1,111,519)			$129,947,937

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
	(iii) Other methods
Note 2 :	The investment income (loss) recognized in current period:
	1. Please specify no investment income (loss) has been recognized due to the investment is still during development stage.
	2. The investment income (loss) were determined based on the following basis:
	(i) The financial report was audited and certified by an international accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements certificated by the CPA of the parent company in Taiwan.
	(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED (BEST ELITE), an equity investee. The Investment Commission, MOEA has
	approved to invest US$249,345 thousand in BEST ELITE's preferred stock, invest US$91,984 thousand in BEST ELITE's common stock. As of December 31, 2016, the amount of investment has been remitted.
Note 5 :	UMC (BEIJING) LIMITED have been made in the Investment Commission, MOEA and approved US$3,000 thousand. As of December 31, 2016, the amount of investment US$2,500 thousand has not yet been remitted.
Note 6 :	The consent to invest in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) have been made by the Investment Commission, MOEA which approved the total investment amount US$719,040 thousand.
	As of December 31, 2016, the investment amount to USCXM from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. was US$269,040 thousand, and the rest investment amount US$450,000 thousand has not yet been remitted.